FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Executive Officer General Manager of Corporate financial & Accounting Group

Date: July 7, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Annual report for the year ended March 31, 2006

THE NEW VALUE FRONTIER

KYOCERA

Competitive Responses to Evolving Market Trends

Annual Report 2006

Contents

01	Financial Highlights
02	To Our Shareholders
04	Feature Section
08	Reporting Segments at a Glance
10	Review of Operations
10	Fine Ceramic Parts Group
10	Semiconductor Parts Group
11	Applied Ceramic Products Group
11	Electronic Device Group
12	Telecommunications Equipment Group
13	Information Equipment Group
13	Optical Equipment Group
14	Others
15	Corporate Governance
18	Corporate Social Responsibility (CSR)
19	Financial Section
74	Major Consolidated Subsidiaries and Affiliates
75	Board of Directors, Corporate Auditors and Executive Officers
75	Investor Information

Corporate Profile

Since its founding in 1959, Kyocera (“Kyocera” as a consolidated group) has continuously strived to uphold its management rationale: “To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” In doing so, Kyocera creates new markets and develops new products using unique technologies. As a result, Kyocera has become a leading manufacturer of diverse components and equipment products, as well as a provider of high-value-added services. Going forward, Kyocera will continuously seek to create new value for society using its innovative “Amoeba Management” system and “Kyocera Philosophy,” which establish “Doing what is right as a human being” as the principal criterion for all business decisions.

Kyocera concentrates its efforts on supporting markets relating to telecommunications, information processing and environmental preservation, which are expected to grow rapidly in the future. The company’s revenue is mainly derived from products and services within the IT (Information Technology) industries. It goes without saying that the telecommunications and information processing markets will play a major role in the “Ubiquitous Network Age” as they contribute to the development of globalization. We offer a wide variety of tools to support continued development in this area — ranging from fine ceramic components to electronic devices, equipment, services and networks.

From a mid- to long-term perspective, Kyocera believes that robust markets will also develop for environmental preservation technologies —which focus on promoting conservation and reducing environmental burdens through such products as solar cells, photovoltaic generating systems and automotive engine components. Kyocera will cultivate these fields and serve them through business operations that consistently create new value.

In this manner, Kyocera will strive for mid- to long-term growth that maximizes sales and achieves high profitability. We will aim to be respected by society for upholding the highest corporate ethics — meeting shareholders’ expectations and earning society’s trust as “The Company” that creates new value on a global scale.

Financial Highlights

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2002	2003	2004	2005	2006	2006
Net sales	¥1,034,574	¥1,069,770	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197
Profit from operations	51,561	83,388	108,962	100,968	103,207	882,111
Income before income taxes	55,398	76,037	115,040	107,530	121,388	1,037,504
Net income	31,953	41,165	68,086	45,908	69,696	595,692

Earnings per share:
Basic	¥169.02	¥220.91	¥364.79	¥244.86	¥371.68	$3.18
Diluted	168.88	220.86	364.78	244.81	371.43	3.17
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	80.00	100.00	0.85

Total assets	¥1,645,458	¥1,635,014	¥1,794,758	¥1,745,519	¥1,931,522	$16,508,735
Stockholders’ equity	1,036,185	1,000,207	1,150,453	1,174,851	1,289,077	11,017,752

Depreciation	¥76,252	¥64,988	¥60,861	¥58,790	¥63,018	$538,615
Capital expenditures	54,631	40,614	54,937	63,176	90,271	771,547

Notes:	A) The yen in millions and the U.S. dollars in thousands, except per share amounts.

B) The U.S. dollar amounts have been translated at the rate of ¥117=US$1, the rate prevailing at March 31, 2006.

Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this annual report.

01

To Our Shareholders

Aiming for further growth

Review of Fiscal 2006

As we pursued our goal to be a creative company that grows continuously, the year ended March 31, 2006 (fiscal 2006) brought strategic milestones within the Kyocera Group. We implemented medium-to-long term growth strategies in two key areas: (1) Strategic capital investments to further expand our businesses; and (2) Structural reforms to build highly a profitable foundation.

Strategic Investments for Further Business Expansion

We invested aggressively in the core business in order to expand capacities, improve productivity and seize business opportunities in areas of imminent growth. Capital expenditures in fiscal 2006 amounted to ¥90,271 million ($772 million), a year-on-year increase of 42.9%. The most significant increase occurred in the components businesses, where capital expenditures rose 67.2% year-on-year to ¥64,425 million ($551 million).

In the Semiconductor Parts Group specifically, we completed construction of a new plant and commenced mass production of organic packages to house MPUs for next-generation game consoles and digital consumer products, which are expected to rise in demand from 2006 onward. In our solar energy business (part of the Applied Ceramic Products Group), we constructed systems to boost production of photovoltaic cells in Japan, and commenced production of solar modules at a new plant in the Czech Republic. The Kyocera Group currently possesses a global production system for solar energy products, with operations in the Czech Republic, China, Mexico and Japan. By leveraging this network, we are positioned to reap new benefits as we respond to growing demand for solar energy-related products worldwide.

Other capital investments to support growth in profitability included the construction of a new production line for large-dimension fine ceramic parts used in next-generation LCD manufacturing equipment.

Structural Reforms for a Highly Profitable Foundation

We undertook structural reforms in both the Telecommunications Equipment Group and Optical Equipment Group in fiscal 2006 in order to generate improvements in profitability.

In the Telecommunications Equipment Group, we transferred production of cellular handsets from Kyocera Wireless Corp. (KWC), a U.S. subsidiary, to Flextronics International Ltd. (Flextronics), a leading contract manufacturer, in September 2005. At the same time, KWC’s manufacturing equipment and parts inventories were sold to Flextronics. This transfer of production from KWC to Flextronics led to a substantial reduction in manufacturing costs at KWC, with profits recovering significantly in the second half of fiscal 2006 compared with the first half.

We also continued to restructure the Optical Equipment Group by substantially downsizing the consumer camera equipment business in order to focus on optical modules. Although sales revenues from this business were much lower than in fiscal 2005, we were able to reduce losses significantly. For future profit growth, we will utilize Kyocera Group resources to develop the Optical Equipment Group as a specialist in optical components, including high-megapixel optical modules for mobile phone handsets.

Fiscal 2006 Results

Despite lower revenues from the equipment business due to restructuring, consolidated net sales increased due to higher sales of semiconductor parts, solar energy products, and ceramic cutting tools. Net sales increased 0.1% compared with fiscal 2005, to ¥1,181,489 million ($10,098 million).

We generated significantly higher profits from similar revenue levels. The higher profitability was led by structural reforms in the equipment business, notably in the Telecommunications Equipment and Optical Equipment Groups. Profit from operations rose 2.2% to ¥103,207 million ($882 million). Income before income taxes increased 12.9% to ¥121,388 million ($1,038 million), while net income amounted to ¥69,696 million ($596 million), an increase of 51.8% compared with fiscal 2005. Diluted earnings per share soared to ¥371.43 ($3.17).

As a part of an ongoing policy to focus on the core business, we reinvestigated the way to maximize synergies within our group companies. Consequently, in September 2005, Kyocera took advantages of an opportunity to sell its investment in an equity-method affiliate, Taito Corporation, a leading operation in the amusement business in Japan, in order to achieve best possible growth for both companies, Kyocera and Taito. As a result, Kyocera recorded a gain on sales of investment in an affiliate totaling 6,931 million ($59 million).

For a more detailed analysis of business performance, please refer to pages 20-36 (Operating and Financial Review and Prospects).

Fiscal 2007 Actions

A new organizational structure for Kyocera Group management was implemented in April 2006. Under this new structure, which aims at facilitating the decision-making process at the consolidated level, the President is fully responsible for the global execution of Group business policies, while the Chairman and Vice Chairmen provide support in executing business decisions. This new structure aims at making Kyocera “a creative company that grows continuously.” The Kyocera Group plans to focus on improving profitability in both the components and equipment businesses while pursuing intraGroup operational synergies to sustain growth under rapidly changing conditions.

02

Specific areas of management focus in fiscal 2007 are as follows:

(1)	Reinforce the “Amoeba Management” System of Internal Controls

The “Amoeba Management” system, which internally controls the operating performance of small groups, is unique to Kyocera and remains a source of competitive advantage over other companies. It has been a major driving force for growth since the company’s earliest days. During fiscal 2007 Kyocera plans to reinforce this system of controls to revitalize operations across development, manufacturing and sales functions, as well as other divisions affected indirectly. Our aim is to boost our ability to achieve internal targets. In particular, we aim to augment the power of our various manufacturing divisions to be profit centers for the company.

(2)	Boost Performance from Strategic Investments and Structural Reforms

Another challenge in fiscal 2007 is to ensure that the strategic investments made in the previous year translate quickly into better performance. We will focus on raising profit margins in the components businesses, including the Fine Ceramic Parts Group, Semiconductor Parts Group and Applied Ceramic Products Group.

We also expect the structural reforms undertaken in the Telecommunications Equipment and Optical Equipment Groups during fiscal 2006 to translate into higher revenues and profits in fiscal 2007.

(3)	Promote the Commercialization of Medium-Term Strategic Businesses

One final area of concentration is the commercialization of strategic businesses with the greatest medium-term earnings potential. We are concentrating primarily on harnessing Group resources to develop new technologies, products and market segments in the key sectors of information/communications technologies and environmental preservation. Specific areas in which we aim to expand our business by developing major new products include ceramic diesel-engine components, next-generation solar cells and solid oxide fuel cells. We are working to ensure that these businesses contribute to results as soon as possible.

As this overview of various ongoing initiatives shows, we are intently aiming for both sales growth and high profitability. Kyocera respectfully seeks the continued support and understanding of all stockholders and other stakeholders as we continue to move forward.

June 2006

Noboru Nakamura, Chairman

Makoto Kawamura, President

03

Feature Section

Kyocera’s goal is to be a creative company with continuous sales growth and high profitability. This requires original, innovative products to target emerging market segments with strong growth potential.

Kyocera aims to be “a creative company that grows continuously.” To attain this goal, we are pursuing a strategy of “high-value-added diversification” into businesses where we can generate high profit margins. We seek to develop a robust business structure capable of generating continuous growth over the medium to long term, both by strengthening existing operations and by creating new businesses.

We are concentrating our resources on two sectors with significant growth potential: the telecommunications and information processing market, and the environmental preservation market. Within these two sectors, we plan to attain leadership by developing innovative new technologies, products and market segments. This section introduces some cutting-edge business development initiatives in both areas.

New Business Development in the Telecommunications and Information Processing Market

Wireless broardband systems are expected to become increasingly important in the “ubiquitous network” age. In addition, remarkable growth is occurring in the market for advanced digital consumer products. We supply a wide range of products and services for the telecommunications and information processing market, ranging from core components and handsets to essential systems and infrastructure. We are also developing strategic new products for this sector.

iBurstTM wireless broadband system

iBurstTM is a new wireless system that the Kyocera Group is developing for the telecommunications and information processing market. iBurstTM technology offers high user mobility, with each base station covering a wide area. In addition, the system’s data-transfer speed is superior to existing mobile phone networks and highly suitable for broadband services. We are presently supplying handsets and base stations for iBurstTM services in Australia, South Africa, Azerbaijan and Kenya. Going forward, we plan to expand this business globally by cultivating new markets in other countries.

Organic packages

We are also developing new markets for organic packages by facilitating the high-density circuitry required within smaller, thinner and faster semiconductors used in digital consumer products for the ubiquitous age.

By leveraging our leading build-up package technology, we are responding proactively to customer needs through integrated systems in development, manufacturing, sales, marketing and global support services. Organic packages are currently produced at three locations in Japan. The latest of these, at Ayabe in Kyoto Prefecture, commenced production in June 2005, mass-producing the latest flip-chip packages using state-of-the-art equipment and processes.

04

Smaller, faster, smarter...
Next-generation technologies take mobile
communication into an entirely new dimension.

05

05

Feature Section

Organic light-emitting diodes (OLEDs)

Kyocera is also developing organic light-emitting diode (OLED) displays that incorporate self-luminous elements. OLED displays are superior to conventional liquid-crystal displays (LCDs) in many respects, including better color reproducibility, faster response, higher contrast and lower power consumption. The Kyocera Group is currently developing OLEDs that employ amorphous silicon TFT substrates, widely used in LCDs, to create cost advantages. Preparations are in full swing to introduce small- and medium-sized OLEDs for commercial and industrial applications, with the objective of making them a core part of the ubiquitous network society.

Creating New Businesses in the Environmental Preservation Market

Greater emphasis is now being placed on technical and product innovations that contribute to environmental preservation and help prevent global warming to ensure the sustainable development of humankind and society. Kyocera is making a major contribution to environmental preservation through the development and sale of solar energy products that can harness the power of the sun. Another area in which we are helping to protect the global environment is in the development of fine ceramic components. Such products can play a key role in solving environmental problems by reducing automotive emissions, dioxins and other atmospheric pollutants.

Solar energy products

Solar energy products are attracting worldwide attention as a clean alternative to fossil fuels. By conducting continuous development to increase solar cell efficiency and establishing strong business structures, Kyocera hopes to make photovoltaic generating systems viable in more applications worldwide. Further, Kyocera is also developing new types of solar cells to reduce the amount of silicon needed to manufacture solar energy products.

Automotive components

In fine ceramic parts, we are developing piezo actuators for the automotive components field. Piezo actuators are ceramic functional parts used in fuel injection systems known as a common rail system, the beneficial technology which reduces nitrogen oxcide (NOx) emissions and particles from diesel engines. Kyocera’s piezo actuators feature quick responses, 3-5 times faster than those of conventional solenoid actuators. This facilitates shorter injection intervals and more precise control over fuel delivery, reducing NOx emissions and particulate emissions from diesel engines. We are working to develop piezo actuators in anticipation of more stringent emissions standards for automobiles worldwide.

Common rail system

The common rail system compresses the fuel via a high pressure pump, storing it in a pressure vessel called a common rail. Injectors for each cylinder inject fuel into the combustion chamber. Besides injecting the fuel at high pressure, each injector precisely controls the timing and amount of fuel injection, resulting in close to perfect combustion, which ensures the reduction of nitrogen oxides emissions and particulate emissions from the exhaust gas.

Solid oxide fuel cells (SOFCs)

Another eco-friendly product under development is a high-efficiency power generating system based on SOFC technology. Kyocera’s SOFCs offer superior efficiency even in small systems. We are now working to commercialize a co-generation system for household use with a power rating in the 1-kilowatt (kW) class. This system was installed in an experimental housing complex owned by Osaka Gas Co., Ltd. in November 2005, marking the first such trial in Japan. The trial exceeded its power-generation efficiency goal of 49%, demonstrating effectiveness in conserving energy and reducing CO2 emissions. Technical development is presently underway to enhance system reliability and reduce costs for commercial market introduction.

We are firmly focused on expanding the Kyocera Group’s presence in markets with strong growth potential. Our goal remains to support future sales and profit growth by supplying advanced products throughout the world.

06

Preserving the environment is a major goal for the 21st century. Kyocera technology is helping to create a wide range of eco-friendly products with vast global and generational benefits.

07

07

Reporting Segments at a Glance

Components Business

Fine Ceramic Parts Group

Major products

Information & telecommunication components

Sapphire substrates

Semiconductor process equipment components

LCD process equipment components

Automotive & ITS related components

General industrial ceramic components

Semiconductor Parts Group

Major products

Ceramic packages for surface mount devices

Ceramic multilayer packages and multilayer substrates

Metallized products

Optical device packages and components

Organic multilayer packages and substrates

Applied Ceramic Products Group

Major products

Cutting tools

Micro drills

Residential & industrial photovoltaic generating systems

Solar cells and modules

Jewelry & applied ceramic related products

Dental & orthopedic implants

Electronic Device Group

Major products

Ceramic capacitors, tantalum capacitors

Timing devices (temperature compensated crystal oscillators (TCXOs), voltage controlled oscillators (VCOs))

RF modules, ceramic resonators and filters

Thermal printheads, LED printheads

Amorphous silicon drums, liquid crystal displays

Connectors

08

Equipment Business

Telecommunications Equipment Group

Major products

CDMA mobile phone handsets

PHS related products (PHS mobile phone handsets, PHS base stations, high speed wireless data transfer systems)

Information Equipment Group

Major products

ECOSYS non-cartridge printers

Copiers

Digital network multifunctional products

Optical Equipment Group

Major products

Optical modules

Aspherical lenses (plastic, glass)

Others

Major products and services

Chemical materials for electronic components

Insulators, resin products

Telecommunications network systems business

Computer network business

IT solutions and services business

Consulting business

Leasing services, real estate services

09

Review of Operations

Fine Ceramic Parts Group

Fiscal 2006 Results

Demand for parts used in semiconductor fabrication equipment remained sluggish amid a dull market for semiconductors. Sales of sapphire products for LCD projectors were also depressed, due to fierce competition from products using other materials. As a result, sales and profits in this segment decreased compared with fiscal 2005.

Business Outlook and Strategy

Kyocera expects demand for fine ceramic components used in semiconductor fabrication equipment to recover in fiscal 2007 as conditions improve in the broader semiconductor market. In addition, the rising popularity of large-screen LCDs TV sets continues to create demand for larger fine-ceramic components used in LCD fabrication equipment. To capture this demand, we will fully utilize a new mass-production facility established in fiscal 2006. We aim to expand our leading share of the global market for ceramic parts used in LCD fabrication equipment, a position gained by virtue of our superior manufacturing technology and mass-production systems.

Kyocera seeks to expand sales of sapphire products for use in light-emitting diodes (LEDs). Most current applications for LED-related sapphire products focus on mobile phone handsets. However, these applications are expected to expand in the future and bring greater sales volumes. Kyocera is currently working to raise the quality of its sapphire products while lowering their cost.

Emerging business opportunities within this segment include a growing market for components supplied to the automotive industry. The underlying growth in demand for automotive components and related products is solid, reflecting a desire by automakers to develop more eco-friendly vehicles to comply with new emissions standards and an increased need for components to support Intelligent Transport System (ITS) infrastructure. In addition, new equipment is being introduced to promote enhanced vehicle safety. The Kyocera Group is seeking to take advantage of in-house precision fabrication technologies and the unique characteristics of ceramic materials to expand into more automotive applications. We are currently focusing on developing and manufacturing products in response to environmental needs. Due to stricter EU emissions standards, rising sales of diesel vehicles in Europe provide Kyocera with an opportunity to expand sales of component that can help enhance combustion control in diesel engines.

Semiconductor Parts Group

Fiscal 2006 Results

Sales of both ceramic and organic packages increased compared with the previous year in a reflection of rising demand for digital consumer products. The second half brought stronger demand for surface mount device (SMD) ceramic packages used in mobile phone handsets and packages for image sensors. Sales of organic packages benefited from rising demand for servers, and received a second-half boost from the start of a new business in organic packages for next-generation game consoles. The segment’s operating profit also increased despite the depreciation associated with establishing a new production facility for organic packages.

Business Outlook and Strategy

In the ceramic packaging business, Kyocera aims to continue building on its leading global market share by aggressively introducing new products. We seek further expansion of this business by leveraging our mass-production systems at facilities in Japan and China. At the same time, we continue to seek sustained growth through new markets. We are actively developing new applications for ceramic packages, not only in digital consumer products such as mobile phones and digital cameras, but also in emerging sectors of the automotive and medical equipment markets.

Through its efforts to expand the organic packaging business, Kyocera has seized opportunities to supply products for next-generation game consoles. This has led to the construction of a new plant in Kyoto Prefecture with state-of-the-art equipment to mass-produce the latest organic flip-chip packages. Kyocera plans to continue expanding sales of organic packages in fiscal 2007, focusing primarily on product development to support advanced digital consumer products.

Applied Ceramic Products Group

Fiscal 2006 Results

This segment recorded significantly higher sales and profits compared with fiscal 2005, due mainly to increased shipments of solar energy products and cutting tools.

Sales of solar energy products expanded due to optimized production and rising global demand. At the same time, this robust demand resulted in tighter supplies, and rising prices, for key raw materials used in fabricating solar cells. Cutting tool demand was strengthened by expanding levels of production at Japanese automakers. In both markets, Kyocera achieved steady profit gains through the aggressive introduction of new products.

Business Outlook and Strategy

In solar energy, Kyocera expects to endure a shortage of raw materials and rising material costs during fiscal 2007. In view of the strong growth in global demand for solar energy products, Kyocera aims to establish a highly profitable business foundation by improving its efficient use of raw materials and implementing new initiatives to boost manufacturing productivity.

Kyocera benefits from a uniquely integrated production process that covers the entire spectrum of the business, from raw-material processing to the installation of finished solar energy systems. With this competitive advantage, Kyocera seeks to improve efficiency continuously, striving to reduce raw material requirements even as we create products of greater power output through better “energy conversion efficiency.” Kyocera will also continue reducing costs through its quadripartite global production framework for solar energy products, which includes plants in Japan, China, Mexico and the Czech Republic.

In the cutting tools business, expansion efforts focus on the Asian market. Kyocera aims to boost global market share by making full use of its integrated production line that was built in Japan in fiscal 2006, as well as its mass-production facility in China. Kyocera is also actively seeking to introduce new products in this sector.

Electronic Device Group

Fiscal 2006 Results

Sales and operating profit both dropped compared with fiscal 2005. Markets for mobile phone handsets and other digital consumer products were slow to recover in the first half of fiscal 2006, although demand for the segment’s leading products, such as ceramic capacitors and timing devices, regained momentum in the second half.

Business Outlook and Strategy

Kyocera plans to expand its business by increasing sales of new components for digital consumer products and pursuing group synergies in development, manufacturing and marketing. Specifically, Kyocera will introduce new ceramic modules and expand its sales of miniature, high-capacitance ceramic capacitors for mobile phone handsets. In addition, Kyocera will seek new applications for low-inductance ceramic capacitors, including power supplies and MPU peripherals. In crystal-related components, Kyocera will seek greater market share by launching smaller, lower-profile crystal units for use in telecommunications, automotive and medical applications.

Kyocera has entered Asian markets for strategic expansion, particularly China, where sales efforts continue to focus on gaining market share by strengthening ties with AVX Corporation and promoting design-in activities.

In thin-film devices, R&D activity has focused on organic electroluminescent displays, and preparations to commercialize this business will continue.

Telecommunications Equipment Group

Fiscal 2006 Results

Operating profits in this segment improved substantially compared with the previous year despite a decline in sales.

Sales of mobile phone handsets and PHS-related products for the Japanese market increased year-on-year due to new product introductions. In the U.S., the effects of a business restructuring at U.S. subsidiary Kyocera Wireless Corp. (KWC) resulted in a decline in sales that could not be offset by the growth in the Japanese market. KWC’s restructuring measures had a favorable effect on second-half profits, however, resulting in a significantly smaller operating loss compared with the prior year.

Business Outlook and Strategy

The main challenges in the mobile phone handset business include improving profitability at KWC and increasing market share in Japan. The completion of structural reforms at KWC has led to a new business model that involves outsourced manufacturing and differentiation through the development of multiple handset platforms and marketing. In addition to the benefits accruing from this structural reform, Kyocera aims to maximize the profitability of the mobile handset business by pursuing increased operational synergies within the Kyocera Group.

Specific examples of such synergy include the development of CDMA baseband systems by U.S subsidiary Kyocera Telecommunications Research Corporation. These are being incorporated into common platforms for further development by Kyocera Corporation and KWC. Moreover, the trend toward more functionally advanced handsets has put a premium on software development turnaround that has resulted in cost increases; Indian subsidiary Kyocera Wireless (India) Pvt. Ltd. is solving this issue by strengthening R&D, which increases competitiveness by further differentiating products while containing costs.

The planned introduction of mobile number portability in Japan in November 2006 has Kyocera aggressively introducing new handset models with upgraded music download capabilities and other advanced functions in an attempt to seize greater Japanese market share.

As the subscriber base for PHS communications services continues to grow in Japan, Kyocera aims to maintain a high share of the market by introducing new PHS handset models with advanced functions. In China, Kyocera is supporting an upgrade for existing wireless networks to facilitate packet-switched data communications. This provides an opportunity for Kyocera to expand its handset business by developing browser phones, data cards and related equipment for the Chinese market. Elsewhere, Kyocera is working to expand sales of PHS-related products in emerging markets such as Vietnam and Bangladesh.

Information Equipment Group

Fiscal 2006 Results

Sales in this segment increased year-on-year despite harsh worldwide market conditions characterized by fierce price competition, especially in low-speed products. Kyocera achieved higher sales by launching new high-speed multi-function products (MFPs) for digital networks and focusing sales efforts on mid- to high-speed products. However, operating profit decreased, due primarily to higher product-development costs for color printers and solutions-equipped digital MFPs, and increased capital investment in information technology infrastructure for strengthening supply chain management.

Business Outlook and Strategy

Due to the introduction of new products developed in fiscal 2006, such as color printers and color MFPs with new functions for business users, sales of color machines are expected to increase. Kyocera will continuously strive to expand its line, and increase its sales of color machines. We plan to develop the “WiseCore” MFP controller platform as a means to meet a variety of needs for IT infrastructure. Such a flatform will allow Kyocera to provide total document solution services and facilitate management of electronic and paper-based documents. This controller will be available in the mid-speed MFPs to be introduced in fiscal 2007 and will be suitable for all business-use MFPs in the future.

Kyocera’s information equipment business is based on the ECOSYS concept, which was developed in-house. Designed around an amorphous silicon imaging drum with an extremely hard, durable surface, ECOSYS products offer eco-friendly benefits such as longer-life print engines, lower running costs and reduced disposable waste. Kyocera has extended the ECOSYS concept to the full lineup of Kyocera information equipment. Going forward, Kyocera will continuously develop this concept in order to reduce energy consumption and promote environment preservation while targeting major emerging markets such as China, India, Russia and Brazil.

Kyocera is also investing in intensive product development efforts to launch other new models based on the ECOSYS concept in the future. Plans call for establishing a new R&D center to consolidate development efforts for imaging and information equipment – ranging from commercial product design and image processor development to process and software engineering. This allows Kyocera to strengthen R&D, provide high-value-added products and services, and expand the document solutions business.

Optical Equipment Group

Fiscal 2006 Results

This segment’s revenue declined compared with fiscal 2005 as sales of digital still cameras were discontinued and the company substantially downsized its consumer camera business. However, operating losses decreased considerably as structural reforms came to fruition.

Business Outlook and Strategy

The critical issue in this segment is to improve profitability. To do so, Kyocera will intensify its evolution of high-value-added products, such as miniature, high-pixel, low-profile optical modules for mobile phone handsets; lenses; and lens units. These efforts will capitalize on our abilities in lens design, manufacturing process technologies, and integrated expertise in electronic devices and semiconductor parts. By pursuing group synergies, Kyocera will strive to expand applications within data projectors and bar-code readers by adapting optical module technologies developed for mobile handsets. In addition, Kyocera will enhance its manufacturing process in China to reduce production costs and improve profitability.

Others

Fiscal 2006 Results

Increased sales from this segment reflected rising demand for telecommunications engineering services from Kyocera Communication Systems Co., Ltd. (KCCS), in comparison with fiscal 2005. However, depressed demand for molded resin products and other items made by Kyocera Chemical Corporation (KCC) had a negative impact on profitability, and the segment’s operating profit fell slightly below the level of the previous year.

Business Outlook and Strategy

KCCS will focus on expanding business in both the telecommunications engineering services market and the information & communication technology (ICT) sector, which integrates expertise from the information technology and Internet protocol fields. The ICT business involves developing and offering customers business support in areas such as systems integration and security. In the telecommunications engineering services sector, KCCS aims to seize opportunities presented by the advent of mobile number portability by strengthening network systems for KDDI and proactively introducing related services. KCCS regards the entry of new carriers as an opportunity to expand its business, and will focus on installing base stations for mobile networks and providing wireless network maintenance and analysis services.

Kyocera Chemical Corporation (KCC) will strive to expand the scope of applications for its diverse product line by developing new resin materials for digital consumer products such as memory cards and audio players. In addition, KCC is seeking to develop new applications in the automotive market for epoxy casting resins and varnishes. Geographically, KCC aims to expand its business in China by utilizing local production bases there. Meanwhile, efforts to maximize synergies within the Kyocera Group continue through joint development projects in areas such as capacitors and solar cells. Such efforts enhance of expertise in materials and technologies throughout the Kyocera Group.

Corporate Governance

Basic Policy

Kyocera’s management rationale is “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” Kyocera defines corporate governance as “structures to ensure that Directors manage the corporation in a fair and correct manner.” The purpose of corporate governance is to maintain the soundness and transparency of management, and to achieve the fairness and efficiency through which the Kyocera Group’s management rationale can be realized.

The “Kyocera Philosophy” was created by Dr. Kazuo Inamori, Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points in managing the company was for the Kyocera Philosophy to apply to all who work for the enterprise — directors, managers and employees alike. The Kyocera Philosophy embodies many principles, from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. Since its founding, Kyocera has been guided by principles that naturally work toward achieving the corporate governance goals mentioned above.

Measures for Corporate Governance

Kyocera aims to implement corporate governance in compliance with the Kyocera Philosophy. In order to learn the philosophy, all employees are provided with an opportunity to receive training and materials devoted to its principles and practice. Through this training, employees acquire the ability to observe and implement the Kyocera Philosophy in the workplace. As of March 31, 2006, an aggregated total of approximately 40,000 Kyocera managers and employees in Japan attended training and education sessions designed to promote deeper understanding of the Kyocera Philosophy. Additionally, a total of approximately 7,000 managers of Kyocera subsidiaries outside Japan received similar training along these lines.

Corporate Governance Systems

Kyocera implemented an Executive Officer system to achieve efficient and effective business management June 2003. Executive officers are responsible for executing business strategy under the authority of the President and Representative Directors, who are elected by the Board of Directors. The President and Representative Directors serve to improve management efficiency by delegating authority and responsibility while regularly evaluating the appropriateness of corporate governance and internal controls. In addition, the Kyocera Group Management Committee, comprised of Executive Officers and other Directors, meets monthly to ensure that all operations comply with the company’s ethical standards.

In compliance with its Articles of Incorporation approved by the shareholders meeting, Kyocera established the Corporate Auditors and Board of Corporate Auditors to regularly evaluate Kyocera Group business conduct. This consists of two internal and three external auditors with expertise in law, accounting and management. The Corporate Auditors attend meetings of the Board of Directors and various other committees to ensure the appropriateness of business conduct.

Kyocera defines internal controls as “systems established within the corporate organization to achieve management policy and master plans in a fair manner, in order to effectuate the Company’s management rationale.” By respecting the Kyocera Philosophy as a corporate culture and enhancing internal management control systems, Kyocera aims to maintain the solid corporate governance our shareholders expect.

In April 2003, a Kyocera Disclosure Committee was established to ensure the timely disclosure of public information. This committee evaluates the basic process of disclosing information as well as the accuracy of the company’s Annual Report, Form 20-F and related documents.

In further support of its corporate governance commitment, Kyocera established a risk management department to strengthen its risk management system. Kyocera also established internal complaint reporting systems so that employees who become aware of any breach of an internal rule can report the matter immediately. In addition to the internal auditing system, which regularly audits business conduct and reports the results to Directors, a Global Audit Division was established in May 2005 in accordance with Section 304 of the Sarbanes-Oxley Act of 2002.

NYSE Corporate Governance Standards

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Kyocera Corporation, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Kyocera Corporation.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation

1. A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management.

Large Japanese companies, including Kyocera Corporation, are required to have at least one “outside” corporate auditor who must meet additional independence requirements under Japan’s company law. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or any other employee of Kyocera Corporation or any of its sub-sidiaries for the five years prior to the appointment.

As of the date of this Annual Report, Kyocera Corporation has five corporate auditors, of whom three are outside corporate auditors.

2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Like a majority of Japanese companies, Kyocera Corporation employs a board of corporate auditors as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s independent auditors and on such independent auditors’ audit reports, for the protection of Kyocera Corporation’s shareholders.

Large Japanese companies, including Kyocera Corporation, are required to have at least three corporate auditors. Currently, Kyocera Corporation has five corporate auditors. Each corporate auditor serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Kyocera Corporation relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain requirements.

3. A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. Kyocera Corporation’s corporate auditors are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect a corporate auditor must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. The corporate auditors have the right to state their opinions concerning election of a corporate auditor at the general meeting of shareholders.

4. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposals for each of such total amounts of compensation are approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocate the respective total amounts among their respective members.

5. A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.

Japanese companies, including Kyocera Corporation, generally issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for stock option purposes. Typically, when stock acquisition rights are used for such purposes, they are issued under terms and conditions which are especially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under Japan’s company law. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

Corporate Social Responsibility (CSR)

Corporate Social Responsibility (CSR)

Since Kyocera’s founding, its management rationale has been “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” The Kyocera Philosophy, on which management practices are based, upholds “doing what is right as a human being” as the principal criterion for making business decisions. The essence of Kyocera has thus always been a matter of working hard for the ultimate good of society and mankind, based on fundamental ethical and moral values—values that derive their power to motivate from the best aspects of the human character: justice, equality, integrity, industry, courage, philanthropy, humility and loyalty. Hence, for Kyocera, CSR does not represent any new concept or value system, but is rather a question of putting the Kyocera Philosophy into action. Kyocera’s firm conviction is that implementing this philosophy helps to build mutual trust with customers, stockholders, suppliers, local communities and other stakeholders, and contributes to the sustainable long-term development of both Kyocera and society in general.

Kyocera CSR Activities

CSR Policies

Kyocera CSR activities focus on four areas:

•	“Amoeba management” system

•	Corporate governance

•	Social contributions

•	Stakeholder communications

CSR Promotional Framework

In November 2005, Kyocera established a CSR Committee and Corporate CSR Division to oversee and promote CSR activities across the Kyocera Group. The CSR Committee discusses, formulates and implements CSR-related company policy on a global basis while promoting CSR activities within Kyocera. The Corporate CSR Division is responsible for developing specific Group-wide activities based on the policies and related matters determined by the CSR Committee.

Major Social Contribution Activities

Kyocera is committed to creating useful products that contribute to human progress in economic and social terms. As a responsible corporate citizen, Kyocera maintains an active concern for issues that affect local communities and society as a whole. Besides working to address these specific issues, Kyocera strives to utilize its position as a major corporation to contribute both economically and culturally to society through sponsorship and other activities.

— Sustainability Presentations

Kyocera production sites conduct regular sustainability presentations as part of their efforts to improve communications with local communities. Site managers invite local residents, government officials and supplier representatives to attend these presentations on the economic, social and environmental activities of Kyocera. These occasions also provide opportunities for factory tours and discussions of related issues.

Major Environmental Preservation Activities

Environmental issues threaten to imperil the very survival of humanity. In recognition of this, Kyocera is actively working to develop eco-friendly products while promoting environmental preservation activities such as recycling and reducing greenhouse gas emissions and industrial wastes. Ensuring that emitted substances are as biodegradable as possible is one of Kyocera’s basic environmental guidelines.

— Product Eco-Assessment System

April 2006 saw the commencement of Kyocera’s Environment-Consciousness Evaluation System to promote the development of eco-friendly products. Under this system, all our business and development divisions evaluate the eco-consciousness of their products and technologies at each development stage. This process involves quantitative assessments of the resources and energies consumed over the course of a product’s life cycle, along with estimates of the environmental impact of any related emissions. A product that meets eco-conscious criteria is given an eco-label designating it as a “Kyocera Global Eco-Friendly Product.” Through this initiative, Kyocera aims to fulfill its social responsibility as a manufacturer to promote the development of eco-friendly parts and finished products from the design stage onward.

For further details of CSR activities, please refer to the Kyocera Sustainability Report, which is accessible online at Kyocera’s web site.

In English:

http://global.kyocera.com/ecology/2006.html

In Japanese:

http://www.kyocera.co.jp/ecology/2006.html

Financial section

Contents

20	Operating and Financial Review and Prospects

37	Selected Financial Data

37	Market Price and Dividend Data

38	Consolidated Balance Sheets

40	Consolidated Statements of Income

41	Consolidated Statements of Stockholders’ Equity

42	Consolidated Statements of Cash Flows

43	Notes to The Consolidated Financial Statements

73	Report of Independent Registered Public Accounting Firm

Financial Section

Operating and Financial Review and Prospects

Kyocera Corporation and Consolidated Subsidiaries

Presentation of Certain information in Financial Section of Annual Report 2006

•	References to “Kyocera,” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

•	“Fiscal 2006” refers to Kyocera’s fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner.

•	Unless otherwise indicated, the yen amounts for the year ended March 31, 2006 and as of March 31, 2006 are translated into the U.S. dollars solely for readers’ convenience at the rate of ¥117.00 = $1.00, the approximate prevailing rate at March 31, 2006. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in the U.S. dollars.

Operating Results

Overview

Kyocera develops, produces and distributes various kinds of products globally for the telecommunications and information processing and environmental protection markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active merger and acquisition activities, as well as applying its ceramic technologies to the areas of semiconductor parts, electronic components, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera divides its worldwide operations into eight reporting segments for its financial reporting purposes: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others. Kyocera categorizes the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to “the components business,” and also categorizes the Telecommunications Equipment Group, the Information Equipment Group and the Optical Equipment Group into another main business referred to “the equipment business.”

Kyocera’s revenue and profits mostly come through sales of products and providing services in the telecommunications and information processing markets. In the first quarter of fiscal 2006, the business environment was severe in the electronics industry, which is a key market for Kyocera, as recovery in demand was moderate while components prices declined significantly. Nonetheless, the business environment made an about-turn last summer. Not only has production of core digital consumer products such as mobile phone handsets, PCs and digital home appliances expanded remarkably, but demand for related electronic components also maintained an upward trend until the end of the fourth quarter of fiscal 2006.

In this market condition, consolidated net sales remained roughly the same as in fiscal 2005, while profits increased due to a substantial improvement in the equipment business as a result of the positive effects of structural reforms.

Results of Operations

The following table shows a summary of Kyocera’s results of operations for fiscal 2005 and fiscal 2006:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2005		2006
	Amount	%	Amount		%	%
Net sales	¥1,180,655	100.0	¥1,181,489	$10,098,197	100.0	0.1
Cost of sales	855,067	72.4	838,295	7,164,915	71.0	(2.0)

Gross profit	325,588	27.6	343,194	2,933,282	29.0	5.4
Selling, general and administrative expenses	224,620	19.0	239,987	2,051,171	20.3	6.8

Profit from operations	100,968	8.6	103,207	882,111	8.7	2.2

Interest and dividend income	6,396	0.5	8,968	76,650	0.8	40.2
Interest expense	(1,275)	(0.1)	(1,301)	(11,120)	(0.1)	—
Foreign currency transaction gains (losses), net	2,618	0.2	(316)	(2,701)	(0.0)	—
Equity in losses of affiliates and unconsolidated subsidiaries	(1,678)	(0.1)	(1,216)	(10,393)	(0.1)	—
Loss on impairment of investment in an affiliate	—	—	(3,492)	(29,846)	(0.3)	—
Gain on sale of investment in an affiliate	—	—	6,931	59,239	0.6	—
Gains on exchange for the shares	—	—	5,294	45,248	0.4	—
Other, net	501	0.0	3,313	28,316	0.3	561.3

	6,562	0.5	18,181	155,393	1.6	177.1

Income before income taxes and minority interests	107,530	9.1	121,388	1,037,504	10.3	12.9
Income taxes	58,480	4.9	47,303	404,299	4.0	(19.1)

Income before minority interests	49,050	4.2	74,085	633,205	6.3	51.0
Minority interests	(3,142)	(0.3)	(4,389)	(37,513)	(0.4)	—

Net income	¥45,908	3.9	¥69,696	$595,692	5.9	51.8

Net sales

Consolidated net sales for fiscal 2006 increased by ¥834 million ($7 million), or 0.1%, to ¥1,181,489 million ($10,098 million) compared with ¥1,180,655 million in fiscal 2005.

In the component business, demand for electronic equipment only showed a slight recovery in the first quarter of fiscal 2006, and performance was affected negatively by a considerable decline in component prices. In the equipment business, structural reforms of the mobile phone handset business at Kyocera Wireless Corp. (KWC), a U.S. subsidiary, were conducted in the first half of fiscal 2006. At the same time, the camera business of the Optical Equipment Group was considerably reduced. As a result, consolidated net sales in the first half amounted to ¥545,258 million ($4,660 million).

On the other hand, production activities for core digital consumer equipment such as mobile phone handsets, PCs and digital home appliances expanded markedly from last summer. Furthermore, demand for electronic components remained high into the fourth quarter. In addition, the introduction of new mobile phone handsets and PHS-related products coupled with aggressive efforts in expanding sales of printers and digital-multifunction products led to a substantial increase in sales in the equipment business in the second half. Consequently, consolidated net sales for the second half were ¥636,231 million ($5,438 million), which showed a significant increase of ¥90,973 million ($778 million), or 16.7%, compared with the first half.

Consolidated net sales in the components business in fiscal 2006 increased by ¥23,272 million ($199 million), or 4.2%, compared with fiscal 2005. In particular, sales in the Applied Ceramic Products Group were strong throughout the year, notably solar energy products and cutting tools. Sales in the Applied Ceramic Products Group resulted in an increase of ¥23,676 million ($202 million), or 25.2%, compared with fiscal 2005.

Consolidated net sales in the equipment business decreased by ¥34,476 million ($295 million), or 6.5%, compared with fiscal 2005. Sales in the Telecommunications Equipment Group and the Optical Equipment Group declined by ¥21,883 million ($187 million) and ¥20,829 million ($178 million), or 8.7% and 58.2%, respectively, compared with fiscal 2005, due to continued structural reforms.

A detailed analysis and discussion of Kyocera’s net sales by reporting and geographic segments are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2005		2006
	Amount	%	Amount		%	%
Fine Ceramic Parts Group	¥73,711	6.2	¥69,373	$592,932	5.9	(5.9)
Semiconductor Parts Group	127,960	10.8	135,299	1,156,402	11.4	5.7
Applied Ceramic Products Group	93,879	8.0	117,555	1,004,744	9.9	25.2
Electronic Device Group	262,997	22.3	259,592	2,218,735	22.0	(1.3)
Telecommunications Equipment Group	250,918	21.3	229,035	1,957,564	19.4	(8.7)
Information Equipment Group	241,145	20.4	249,381	2,131,461	21.1	3.4
Optical Equipment Group	35,776	3.0	14,947	127,752	1.3	(58.2)
Others	118,040	10.0	124,974	1,068,154	10.6	5.9
Adjustments and eliminations	(23,771)	(2.0)	(18,667)	(159,547)	(1.6)	—

	¥1,180,655	100.0	¥1,181,489	$10,098,197	100.0	0.1

(1) Fine Ceramic Parts Group

Sales in this segment in fiscal 2006 decreased by ¥4,338 million ($37 million), or 5.9%, to ¥69,373 million ($593 million) compared with ¥73,711 million in fiscal 2005. This decrease was due to less demand for ceramic parts used in semiconductor fabrication equipment than in fiscal 2005, and to decreased sales of sapphire products for LCD projectors resulting from intensified market competition with other substitute materials.

(2) Semiconductor Parts Group

Sales in this segment increased by ¥7,339 million ($63 million), or 5.7%, to ¥135,299 million ($1,156 million) compared with ¥127,960 million in fiscal 2005. Demand for ceramic packages for digital consumer products such as mobile phone handsets and digital cameras recovered in the second half. Furthermore, sales of organic packages for servers and digital consumer products increased. Approximately 85% of sales in this segment were sales of ceramic packages.

(3) Applied Ceramic Products Group

Sales in this segment increased by ¥23,676 million ($202 million), or 25.2%, to ¥117,555 million ($1,005 million) compared with ¥93,879 million in fiscal 2005. This increase was due to strong sales growth recorded in the solar energy business amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools also grew due to healthy production activity in the automobile industry.

(4) Electronic Device Group

Sales in this segment decreased by ¥3,405 million ($29 million), or 1.3%, to ¥259,592 million ($2,219 million) compared with ¥262,997 million in fiscal 2005. Components demand for digital consumer products such as mobile phone handsets started to recover last summer. However, this was insufficient to compensate for a decline in sales in the first half of fiscal 2006, mainly due to slow sales of thin-film devices resulting from decreased demand for LCDs for mobile phone handsets and crystal related components for digital still cameras and mobile phone handsets. However sales at AVX Corporation, a key subsidiary in this segment, grew steadily, especially in the digital consumer equipment and telecommunications equipment markets.

(5) Telecommunications Equipment Group

Sales in this segment decreased by ¥21,883 million ($187 million), or 8.7%, to ¥229,035 million ($1,958 million) compared with ¥250,918 million in fiscal 2005. Although domestic sales of new mobile phone handsets and PHS handsets were strong, overseas sales of mobile phone handsets decreased as KWC was in the process of executing structural reforms in the first half of fiscal 2006. Slow overseas sales of PHS-related products also contributed to the decrease.

(6) Information Equipment Group

Sales in this segment increased by ¥8,236 million ($70 million), or 3.4%, to ¥249,381 million ($2,131 million) compared with ¥241,145 million in fiscal 2005. This increase reflected the introduction of new printers and digital multifunction products and encouraged sales activities, which contributed to higher sales volume.

(7) Optical Equipment Group

Sales in this segment decreased by ¥20,829 million ($178 million), or 58.2%, to ¥14,947 million ($128 million) compared with ¥35,776 million in fiscal 2005. The main reason for the considerable decrease was the withdrawal from the digital still camera business as a result of the structural reform of Kyocera’s camera business in fiscal 2005.

(8) Others

Sales in this segment increased by ¥6,934 million ($59 million), or 5.9%, to ¥124,974 million ($1,068 million) compared with ¥118,040 million in fiscal 2005. The increase was due in part to strong sales recorded in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd. Sales at a subsidiary of Kyocera Communication Systems Co., Ltd., which was newly consolidated in fiscal 2005 also contributed to the overall increase in sales. However, sales of Kyocera Chemical Corporation decreased compared with fiscal 2005 due to slow sales of molding products and flexible print boards.

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2005 and fiscal 2006, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2005		2006
	Amount	%	Amount		%	%
Japan	¥472,417	40.0	¥474,980	$4,059,658	40.2	0.5
United States of America	248,333	21.0	253,696	2,168,342	21.5	2.2
Asia	203,848	17.3	198,731	1,698,556	16.8	(2.5)
Europe	175,850	14.9	184,351	1,575,650	15.6	4.8
Others	80,207	6.8	69,731	595,991	5.9	(13.1)

	¥1,180,655	100.0	¥1,181,489	$10,098,197	100.0	0.1

Sales in Japan, which comprised 40.2% of consolidated net sales, increased by ¥2,563 million ($22 million), or 0.5%, to ¥474,980 million ($4,060 million) compared with ¥472,417 million in fiscal 2005 due to sales growth in solar energy products, mobile phone handsets and PHS-related products. Overseas sales, which comprised 59.8% of consolidated net sales, decreased by ¥1,729 million ($15 million), or 0.2%, to ¥706,509 million ($6,039 million) compared with ¥708,238 million in fiscal 2005 due primarily to decreased sales in the Telecommunications Equipment Group.

Since almost all overseas sales were denominated in the U.S. dollars or Euro, the depreciation of the yen against these currencies during fiscal 2006 increased consolidated net sales by approximately ¥32.2 billion ($275 million) compared with fiscal 2005 after translation into the yen.

An increase in sales in Japan was attributed to the strong growth in solar energy products, mobile phone handsets and PHS-related products, combined with steady sales growth in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd., which is based in Japan.

Sales in the United States increased by ¥5,363 million ($46 million), or 2.2%, to ¥253,696 million ($2,168 million) compared with ¥248,333 million in fiscal 2005. Although sales in the Telecommunications Equipment Group in the United States declined due to continued structural reforms at KWC, sales in the Electronic Device Group, the solar energy business and the Information Equipment Group increased. Sales in Asia decreased by ¥5,117 million ($44 million), or 2.5%, to ¥198,731 million ($1,699 million) compared with ¥203,848 million in fiscal 2005. Although sales in solar energy business and cutting tools business in the Applied Ceramic Products Group and sales in the Electronic Group grew, sales in the Telecommunications Equipment Group, especially mobile phone handsets, decreased. Sales in Europe increased by ¥8,501 million ($73 million), or 4.8%, to ¥184,351 million ($1,576 million) compared with ¥175,850 million in fiscal 2005 due mainly to growth in the solar energy business amid continued market expansion. Sales in Others decreased by ¥10,476 million ($90 million), or 13.1%, to ¥69,731 million ($596 million) compared with ¥80,207 million in fiscal 2005 due to decreased sales of the Telecommunications Equipment Group in Latin America, particularly mobile phone handsets.

Cost of sales and gross profit

In fiscal 2006, cost of sales decreased by ¥16,772 million ($143 million), or 2.0%, to ¥838,295 million ($7,165 million) from ¥855,067 million in fiscal 2005. Raw material costs of ¥345,309 million ($2,951 million) accounted for 41.2%, and labor costs of ¥156,363 million ($1,336 million) accounted for 18.7% of this total. The ratio of cost of sales to net sales was 71.0%, a decrease of 1.4 points compared with 72.4% in fiscal 2005. In fiscal 2005, Kyocera recorded ¥5,421 million of one time expenses in line with structural reforms in the Telecommunications Equipment Group and the Optical Equipment Group. Cost of sales in fiscal 2006 decreased due mainly to outsourcing the manufacture of mobile phone handsets of KWC to Flextronics International Ltd., a leading provider of electronics manufacturing services, in the Telecommunications Equipment Group and to significantly downsizing of the camera business in the Optical Equipment Group.

As a result, gross profit increased by ¥17,606 million ($150 million), or 5.4%, in fiscal 2006 to ¥343,194 million ($2,933 million) from ¥325,588 million in fiscal 2005. The gross profit ratio increased by 1.4 points from 27.6% to 29.0%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2006 increased by ¥15,367 million ($131 million), or 6.8%, to ¥239,987 million ($2,051 million) compared with ¥224,620 million in fiscal 2005. Labor cost was ¥115,370 million ($986 million), or 48.1% of total SG&A expenses, and sales promotion and advertising cost was ¥38,274 million ($327 million), or 15.9% of total SG&A expenses. The proportion of SG&A expenses to net sales rose by 1.3 points to 20.3% in fiscal 2006 compared with 19.0% in fiscal 2005. The increase in SG&A expenses in fiscal 2006 reflected an increase in costs associated with aggressive R&D activities for new businesses and new products. As a result, profit from operations increased by ¥2,239 million ($19 million), or 2.2%, to ¥103,207 million ($882 million) compared with ¥100,968 million in fiscal 2005. The operating margin rose by 0.1 point to 8.7% in fiscal 2006 compared with 8.6% in fiscal 2005.

Interest and dividend income

Interest and dividend income in fiscal 2006 increased by ¥2,572 million ($22 million), or 40.2%, to ¥8,968 million ($77 million) compared with ¥6,396 million in fiscal 2005. This was mainly due to an increase in dividend income from KDDI Corporation (KDDI) and favorable fund management results at AVX Corporation. Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2006 increased by ¥26 million ($0 million), or 2.0%, to ¥1,301 million ($11 million) compared with ¥1,275 million in fiscal 2005. Though interest rates in the Japanese financial market were on a slight upward trend, there was not material impact on interest expense.

Foreign currency translation

During fiscal 2006, the yen depreciated by ¥5, or 4.6%, against the U.S. dollar and depreciated by ¥3, or 2.2%, against Euro compared with fiscal 2005, respectively. At March 31, 2006, the yen depreciated by ¥10, or 9.3%, against the U.S. dollar and depreciated by ¥4, or 2.9%, against Euro compared with at March 31, 2005, respectively. Kyocera recorded foreign currency transaction losses of ¥316 million ($3 million) in fiscal 2006.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2006, Kyocera’s earnings or losses on equity-method investments resulted in losses of ¥1,216 million ($10 million), a decrease of ¥462 million ($4 million) compared with losses of ¥1,678 million in fiscal 2005.

Kyocera’s equity in earnings or losses of affiliates and unconsolidated subsidiaries in fiscal 2006 was derived mainly from interests in WILLCOM, INC. Kyocera Corporation owns a 30% interest in WILLCOM INC., which operates a PHS service. Kyocera Corporation accounted for this investment using the equity method. Net losses at WILLCOM INC. decreased compared with fiscal 2005 due to one time expenses related to the business acquisition in fiscal 2005. As a result, Kyocera’s loss on its equity method investment decreased.

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for by the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for the shares of Taito Corporation by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of the shares of Taito Corporation, Kyocera Corporation recorded a gain on sales of investment in an affiliate of ¥6,931 million ($59 million).

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group, a distributor of office equipment and accounted for its investment by the equity method. Kyocera recognized loss on impairment of investment in affiliate of ¥3,492 million ($30 million) due to an extended decline in its market value in fiscal 2006.

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recorded a gain of ¥5,281 million ($45 million) in the third quarter of fiscal 2006.

Income before income taxes

The Applied Ceramic Products Group, especially the solar energy business, recorded higher sales, although sales in the Electronics Device Group significantly declined in the first half. As a result, operating profit in the components business decreased compared with fiscal 2005. In contrast, operating profit in the equipment business increased compared with fiscal 2005. The increase in operating profit reflected benefits of structural reforms in the Optical Equipment Group and the Telecommunication Equipment Group in fiscal 2005. Consequently, income before income taxes increased by ¥13,858 million ($118 million), or 12.9%, to ¥121,388 million ($1,038 million) compared with ¥107,530 million in fiscal 2005.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income before income taxes, and operating profit for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,			Increase (Decrease)
	2005	2006
	Amount	Amount		%
Fine Ceramic Parts Group	¥11,535	¥11,014	$94,137	(4.5)
Semiconductor Parts Group	17,550	17,742	151,641	1.1
Applied Ceramic Products Group	17,129	21,876	186,974	27.7
Electronic Device Group	35,406	27,170	232,222	(23.3)
Telecommunications Equipment Group	(14,918)	(1,706)	(14,581)	—
Information Equipment Group	36,186	26,412	225,744	(27.0)
Optical Equipment Group	(15,387)	(5,774)	(49,350)	—
Others	13,019	12,560	107,350	(3.5)

	100,520	109,294	934,137	8.7
Corporate	8,683	13,358	114,171	53.8
Equity in losses of affiliates and unconsolidated subsidiaries	(1,678)	(1,216)	(10,393)	—
Adjustments and eliminations	5	(48)	(411)	—

Income before income taxes	¥107,530	¥121,388	$1,037,504	12.9

(1) Fine Ceramic Parts Group

Operating profit in this segment decreased by ¥521 million ($4 million), or 4.5%, to ¥11,014 million ($94 million) compared with ¥11,535 million in fiscal 2005. This was primarily due to the decrease in sales of parts for semiconductor fabrication equipment and sapphire products for LCD projectors, the core products in this segment.

(2) Semiconductor Parts Group

Operating profit in this segment increased by ¥192 million ($2 million), or 1.1%, to ¥17,742 million ($152 million) compared with ¥17,550 million in fiscal 2005. Operating profit was impacted by an increase in depreciation costs combined with capital expenditures of ¥24,136 million ($206 million) geared towards business expansion, including the construction of a new factory for organic packages. Profit from increased sales of ceramic packages, however, led to a slight increase in overall operating profit in this segment.

(3) Applied Ceramic Products Group

Operating profit in this segment increased by ¥4,747 million ($41 million), or 27.7%, to ¥21,876 million ($187 million) compared with ¥17,129 million in fiscal 2005. Increased sales and enhanced productivity of solar energy business and cutting tools business, core areas in this segment, led to an increase in operating profit. In particular, effective utilization of four production bases located globally enhanced productivity and led to a significant increase in profit in the solar energy business, despite a trend of increases in raw material costs.

(4) Electronic Device Group

Operating profit in this segment decreased by ¥8,236 million ($70 million), or 23.3%, to ¥27,170 million ($232 million) compared with ¥35,406 million in fiscal 2005. Component demand for digital consumer products began to recover last summer, which contributed to a marked improvement in operating profit in the second half. Nonetheless, a decline in demand for thin-film devices combined with stagnant demand and declining unit prices, especially in components for mobile phones in the first half which contributed to the decrease in operating profit.

(5) Telecommunications Equipment Group

Operating loss in this segment improved significantly by ¥13,212 million ($113 million) to ¥1,706 million ($15 million) compared with ¥14,918 million in fiscal 2005. Despite a one time expense of approximately ¥3.1 billion ($26 million) in line with structural reforms at KWC that included the transfer of mobile phone manufacturing operations to Flextronics International Ltd., operating profit from mobile phone handsets and PHS handsets in the domestic market increased.

(6) Information Equipment Group

Operating profit in this segment decreased by ¥9,774 million ($84 million), or 27.0%, to ¥26,412 million ($226 million) compared with ¥36,186 million in fiscal 2005. This was due mainly to a decline in product prices amid intensified global market competition and increased development costs for color printers and digital multifunction products equipped with solutions for business expansion. R&D expenses in this segment increased by ¥3,146 million ($27 million) compared with fiscal 2005.

(7) Optical Equipment Group

Operating loss in this segment improved by ¥9,613 million ($82 million) to ¥5,774 million ($49 million) compared with ¥15,387 million in fiscal 2005. The downsizing of the camera business, which included the withdrawal of the digital camera business, led to the reduction in operating loss.

(8) Others

Operating profit in this segment decreased by ¥459 million ($4 million), or 3.5%, to ¥12,560 million ($107 million) compared with ¥13,019 million in fiscal 2005. This was due mainly to a decline in sales of Kyocera Chemical Corporation.

Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as gains or losses on valuation of investment securities. Corporate income increased by ¥4,675 million ($40 million), or 53.8%, to ¥13,358 million ($114 million) compared with ¥8,683 million in fiscal 2005. Interest and dividends were the main contributors. In addition, income in fiscal 2006 included a gain of ¥6,931 million ($59 million) through the sale of all of Kyocera’s shares of Taito Corporation, a gain of ¥5,281 million ($45 million) on shares of UFJ Holdings, Inc. in connection with the exchange of shares for the shares of Mitsubishi UFJ Financial Group, Inc., and a loss of ¥3,492 million ($30 million) on impairment of the investment in Triumph-Adler AG Group, an affiliate of Kyocera Mita Corporation. As a result, corporate gain increased compared with fiscal 2005.

Taxes

Current and deferred income taxes in fiscal 2006 decreased by ¥11,177 million ($96 million), or 19.1%, to ¥47,303 million ($404 million) compared with ¥58,480 million in fiscal 2005. The effective tax rate of 39.0% in fiscal 2006 was 15.4 points lower than 54.4% in fiscal 2005. The amount of income taxes in fiscal 2005 included the additional income taxes of ¥12,748 million by receiving a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate from fiscal 1999 to fiscal 2003.

Minority interests

Kyocera’s minority interests are principally related to AVX Corporation, which accounted for approximately 30% of all minority ownership interests. Minority interests increased by ¥1,247 million ($11 million) to ¥4,389 million ($38 million) in fiscal 2006 compared with ¥3,142 million in fiscal 2005. This was mainly due to a large increase in net income at AVX Corporation.

Structural reforms

In fiscal 2005, Kyocera recorded ¥7,369 million of one time expenses in line with structural reforms in the Optical Equipment Group and the Telecommunications Equipment Group. In fiscal 2005, structural reform in the Optical Equipment Group was focused on downsizing the camera business. As a result, costs associated with the closure of overseas sales companies amounted to ¥3,285 million, including expenses mainly related to headcount reductions. In addition, Kyocera recorded ¥3,581 million of one time costs in the domestic camera business, including expenses mainly related to the implementation of sales promotions to reduce inventory.

In the Telecommunications Equipment Group, Kyocera transferred production location of KWC to Mexico in fiscal 2005. The purpose of this move is to reduce costs in response to cost competition from rival companies. As a result, Kyocera recorded ¥503 million as headcount reduction costs related to the transfer of production. In order to further lower costs, Kyocera transferred KWC’s mobile phone manufacturing operations to Flextronics International Ltd. in fiscal 2006.

Receipt of a notice of tax assessment based on transfer pricing adjustments and filing complaint against it

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from the transfer of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from fiscal 1999 through fiscal 2003. The notice indicated that income should be adjusted upwards by ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million. On May 24, 2005, Kyocera Corporation filed a complaint against the tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Liquidity and Capital Resources

Capital resources

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2006, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥140,572 million ($1,201 million). The ratio to total assets of 7.3% still reflected a low level of dependence. Most borrowings were denominated in the yen but certain borrowings were denominated in foreign currencies, such as the U.S. dollar. And there is no material seasonality in Kyocera’s borrowing requirement. Details of these borrowings are described in “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2006 increased by ¥27,095 million ($232 million), or 42.9%, to ¥90,271 million ($772 million) from ¥63,176 million in fiscal 2005. In fiscal 2006, capital expenditures for business expansion increased significantly, especially in the solar energy business and organic package business, compared with fiscal 2005. R&D expenditures increased by ¥3,038 million ($26 million), or 5.6%, to ¥57,436 million ($491 million) from ¥54,398 million in fiscal 2005. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2007, Kyocera expects total capital expenditures to be approximately ¥72,000 million ($615 million), and total R&D expenditures to be approximately ¥63,000 million ($538 million). Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

At March 31, 2006, Kyocera’s working capital totaled ¥542,045 million ($4,633 million), a decrease of ¥9,173 million ($78 million), or 1.7%, from ¥551,218 million at March 31, 2005. This was due to the effect of a decrease in inventories, mainly in the Telecommunications Equipment Group and the Information Equipment Group, and an increase in notes and accounts payable which exceeded the effect of an increase in short-term investments including negotiable certificate of deposits. Kyocera plans to continue to improve capital efficiency by shortening manufacturing lead-time and reducing inventory level. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2006 was ¥171,077 million ($1,462 million) and cash and cash equivalents at March 31, 2006 were ¥300,809 million ($2,571 million). Kyocera believes that its working capital is sufficient for present and predictable future requirements.

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2006, Kyocera Corporation paid cash dividends totaling ¥18,748 million ($160 million), at ¥100 ($0.9) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 23, 2006 for the payment of year-end dividends totaling ¥9,387 million ($80 million), at ¥50 ($0.4) per share, on June 26, 2006 to all stockholders of record on March 31, 2006.

Kyocera believes cash in hand and cash from operations will be sufficient to fund all cash requirements outlined above, at least through fiscal 2007. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by an equity to assets ratio of 66.7% at March 31, 2006, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major Japanese financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flows

The following table shows a summary of Kyocera’s cash flows for fiscal 2005 and fiscal 2006:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,			Increase (Decrease)
	2005	2006
	Amount	Amount		%
Cash flows from operating activities	¥145,523	¥171,077	$1,462,197	17.6
Cash flows from investing activities	(132,494)	(165,467)	(1,414,248)	24.9
Cash flows from financing activities	(67,344)	(23,289)	(199,051)	(65.4)
Cash and cash equivalents at end of year	310,592	300,809	2,571,017	(3.1)

Net cash provided by operating activities in fiscal 2006 increased by ¥25,554 million ($218 million), or 17.6%, to ¥171,077 million ($1,462 million) from ¥145,523 million in fiscal 2005. This was due to an increase in net income by ¥23,788 million ($203 million), or 51.8%, to ¥69,696 million ($596 million) from ¥45,908 million in fiscal 2005, coupled with a decrease in inventory as a result of inventory normalization and an increase in notes and account payable in line with an increase in orders and production.

Net cash used in investing activities in fiscal 2006 increased by ¥32,973 million ($282 million), or 24.9%, to ¥165,467 million ($1,414 million) from net cash used in investing activities of ¥132,494 million in fiscal 2005. In fiscal 2006, proceeds from sales of Taito Corporation shares and a decrease in payment for purchase of investments and advances compared with fiscal 2005 provided cash inflow in investing activities. Nonetheless, payment for purchases of property, plant and equipment increased owing to aggressive capital expenditure, payment for purchase of securities increased in line with fund management, and deposits of negotiable certificates of deposits and time deposits increased compared with fiscal 2005. As a result, net cash used in investing activities in fiscal 2006 increased compared with fiscal 2005.

Net cash used in financing activities in fiscal 2006 decreased by ¥44,055 million ($377 million), or 65.4%, to ¥23,289 million ($199 million) from ¥67,344 million in fiscal 2005. Although dividend payments increased in fiscal 2006 compared with fiscal 2005, an increase in short-term debt caused net cash used in financing activities to decrease compared with fiscal 2005.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2005 and 2006 resulted in an increase in cash and cash equivalents of ¥7,896 million ($67 million).

At March 31, 2006, cash and cash equivalents totaled ¥300,809 million ($2,571 million). This represented a decrease of ¥9,783 million ($84 million), or 3.1%, from ¥310,592 million at March 31, 2005. Most of Kyocera’s cash and cash equivalents were denominated in the yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2006 increased by ¥186,003 million ($1,590 million), or 10.7%, to ¥1,931,522 million ($16,509 million), compared with ¥1,745,519 million at March 31, 2005.

Cash and cash equivalents decreased by ¥9,783 million ($84 million), or 3.1%, to ¥300,809 million ($2,571 million). This was due mainly to the effect of purchases of government bonds and deposits with over 3 months original maturities aiming for higher interest from investments, exceeding cash gained by the sale of all of Kyocera’s shares of Taito Corporation.

Short-term investments increased by ¥53,004 million ($453 million), or 151.7%, to ¥87,942 million ($752 million), due mainly to increases in deposits with over 3 months original maturities and bonds maturing within one year, which were reclassified from securities and other investments.

Short-term and long-term finance receivables increased by ¥13,247 million ($113 million), or 12.4%, to ¥120,475 million ($1,030 million), due mainly to an increase of loan assets by Kyocera Leasing Co., Ltd. Short-term and long-term finance receivables also included finance lease receivables.

Inventories decreased by ¥22,847 million ($195 million), or 10.7%, to ¥190,564 million ($1,629 million). This was due mainly to a reduction of inventories in the Telecommunications Equipment Group in Kyocera Corporation and in Kyocera Mita Corporation, as well as sales of inventories following the outsourcing of the manufacture of mobile phone handsets of KWC.

Investments in and advances to affiliates and unconsolidated subsidiaries decreased by ¥23,268 million ($199 million), or 76.0%, to ¥7,355 million ($63 million), due mainly to the sale of all of Kyocera’s shares of Taito Corporation and loss on impairment of investment in Triumph-Adler AG Group, an affiliate of Kyocera Mita Corporation.

Securities and other investments increased by ¥122,940 million ($1,051 million), or 28.6%, to ¥553,377 million ($4,730 million), due mainly to an increase in market value at March 31, 2006 of KDDI stock and other equity securities compared with March 31, 2005, and purchases of government bonds.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥26,349 million ($225 million), or 10.2%, to ¥285,346 million ($2,439 million). In fiscal 2006, aggressive capital expenditures were executed in the solar energy business and organic package business. Capital expenditure in fiscal 2006 was ¥90,271 million ($772 million) and depreciation was ¥63,018 million ($539 million).

Intangible assets increased by ¥15,380 million ($131 million), or 97.1%, to ¥31,227 million ($267 million), due mainly to an increase of patent rights in the Telecommunications Equipment Group.

Kyocera’s total liabilities at March 31, 2006 increased by ¥67,317 million ($575 million), or 13.2%, to ¥577,503 million ($4,936 million), compared with ¥510,186 million at March 31, 2005.

Total debt, comprised of short-term borrowings and long-term debt including debt due within one year, decreased by ¥3,592 million ($31 million), or 2.5%, to ¥140,572 million ($1,201 million), as repayments of loans exceeded borrowings from banks.

Trade notes and accounts payable increased by ¥16,631 million ($142 million), or 19.1%, to ¥103,503 million ($885 million), due mainly to increases of purchases with strong demand for components.

Other notes and accounts payable increased by ¥17,307 million ($148 million), or 49.9%, to ¥51,997 million ($444 million), due mainly to an increase in purchases of government bonds and accounts payable related to patent right contracts.

Deferred income taxes increased by ¥29,341 million ($251 million), or 30.5%, to ¥125,686 million ($1,074 million), due mainly to an increase in market value at March 31, 2006 of KDDI stock and other equity securities compared with March 31, 2005.

Minority interests in subsidiaries, principally AVX Corporation, increased by ¥4,460 million ($38 million), or 7.4%, to ¥64,942 million ($555 million), compared with ¥60,482 million at March 31, 2005, due mainly to strong performance at AVX Corporation.

Total stockholders’ equity at March 31, 2006 increased by ¥114,226 million ($976 million), or 9.7%, to ¥1,289,077 million ($11,018 million), compared with ¥1,174,851 million at March 31, 2005.

Retained earnings at March 31, 2006 increased by ¥50,948 million ($435 million), or 5.6%, due to net income for fiscal 2006 of ¥69,696 million ($596 million) and cash dividend payments of ¥18,748 million ($160 million).

Accumulated other comprehensive income increased by ¥61,108 million ($522 million), or 516.2%, to ¥72,947 million ($623 million). Net unrealized gains on securities increased by ¥40,188 million ($343 million), or 94.6%, due mainly to an increase in market value at March 31, 2006 of KDDI stock and other equity securities compared with March 31, 2005. Foreign currency translation adjustments increased by ¥21,396 million ($183 million), or 73.9% due to the depreciation of the yen against the U.S.dollar and Euro.

The stockholders’ equity ratio at March 31, 2006 was 66.7%, a decrease of 0.6 points compared with 67.3% at March 31, 2005.

Significant customer

In fiscal 2006, Kyocera’s sales to KDDI amounted to ¥97,177 million ($831 million), or 8.2% of consolidated net sales.

KDDI provides telecommunication services, and Kyocera sells mainly telecommunication equipments to KDDI. Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2006, Kyocera Corporation’s equity interest in KDDI was 12.93%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain a significant customer in the future.

Tabular disclosure of contractual obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2006. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations:

	(Yen in millions)
Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings *	¥90,865	¥—	¥—	¥—	¥90,865
Interest payments for short-term borrowings *	644	—	—	—	644
Long-term debt (including due within one year) *	16,347	25,617	4,824	2,919	49,707
Interest payments for long-term debt *	377	361	133	102	973
Supply agreement material used in operation	2,482	8,831	10,078	20,697	42,088
Operating Leases	7,785	8,955	3,191	5,437	25,368
Obligations for the acquisition or construction of property, plant and equipment	13,236	—	—	—	13,236

Total Contractual Obligations	¥131,736	¥43,764	¥18,226	¥29,155	¥222,881

	(U.S. dollars in thousands)
Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings *	$776,624	$—	$—	$—	$776,624
Interest payments for short-term borrowings *	5,505	—	—	—	5,505
Long-term debt (including due within one year) *	139,718	218,948	41,231	24,949	424,846
Interest payments for long-term debt *	3,222	3,085	1,137	872	8,316
Supply agreement material used in operation	21,214	75,479	86,136	176,897	359,726
Operating Leases	66,538	76,539	27,274	46,470	216,821
Obligations for the acquisition or construction of property, plant and equipment	113,128	—	—	—	113,128

Total Contractual Obligations	$1,125,949	$374,051	$155,778	$249,188	$1,904,966

*	At March 31, 2006, Kyocera’s contractual obligations were mainly comprised of short-term borrowings and long-term debt including those due within one year, which amounted to ¥90,865 million ($777 million) and ¥49,707 million ($425 million), respectively. Over 80% of those debts were attributable to Kyocera Mita Corporation and Kyocera Leasing Co., Ltd.

Kyocera Leasing Co., Ltd. provides financial services such as credit financing and leasing. Due to the nature of its operations, Kyocera Leasing Co., Ltd. had ¥80,351 million ($687 million) of short-term borrowings and ¥25,857 million ($221 million) of long-term debt from banks and other financial institutions at March 31, 2006 as the primary source of funding for operating its business.

For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2006 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥9,058 million ($77 million) to its defined benefit penstion plans in fiscal 2007.

Quantitative and Qualitative Disclosures About Market Risk

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2006, when compared to March 31, 2005. In the normal course of business, Kyocera also faces other risks such as country risk, credit risk, or legal risk, but they are not represented in the following tables.

Foreign currency exchange risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2006, setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Yen in millions) (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	¥50,398	¥48,297	¥17,375
Fair value	(348)	(1,022)	83
Weighted average contractual rates	0.009	0.007	1.288

	(Yen in millions) (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies		CZK/STG	Yen/ US$
Contract amounts		¥5,775	¥4,107
Fair value		(17)	(29)
Weighted average contractual rates		41.539	116.560

	(U.S. dollars in thousands) (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	$430,752	$412,795	$148,504
Fair value	(2,974)	(8,735)	709

	(U.S. dollars in thousands) (Receive/Pay)
Forward exchange contracts to purchase foreign currencies		CZK/STG	Yen/US$
Contract amounts		$49,359	$35,103
Fair value		(145)	(248)

Interest rate risk

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, Kyocera Leasing Co., Ltd., to reduce market risk exposure to changes in interest rates. The following tables provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amounts, weighted average interest rates by expected (contracted) maturity dates, and fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)
			(Yen in millions)
		Average interest rate	Expected maturity date						Total	Fair value
			2007	2008	2009	2010	2011	Thereafter
Other finance receivables		3.87%	¥36,940	21,031	1,166	1,291	1,596	52,056	¥114,080	¥114,110

Long-term debt (including due within one year)
			(Yen in millions)
		Average pay rate	Expected maturity date						Total	Fair value
			2007	2008	2009	2010	2011	Thereafter
Loans, principally from banks		0.90%	¥16,347	12,609	13,008	2,596	2,228	2,919	¥49,707	¥49,837

Interest rate swaps
			(Yen in millions)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2007	2008	2009	2010	2011	Thereafter
(Variable to Fixed)
¥28,850	0.22%	1.73%	¥200	200	23,200	200	5,050	—	¥28,850	¥(511)

Other finance receivables (including due within one year)
			(U.S. dollars in thousands)
		Average interest rate	Expected maturity date						Total	Fair value
			2007	2008	2009	2010	2011	Thereafter
Other finance receivables		3.87%	$315,726	179,752	9,966	11,034	13,641	444,923	$975,042	$975,299

Long-term debt (including due within one year)
			(U.S. dollars in thousands)
		Average pay rate	Expected maturity date						Total	Fair value
			2007	2008	2009	2010	2011	Thereafter
Loans, principally from banks		0.90%	$139,718	107,769	111,179	22,188	19,043	24,949	$424,846	$425,957

Interest rate swaps
			(U.S. dollars in thousands)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2007	2008	2009	2010	2011	Thereafter
(Variable to Fixed)
$246,581	0.22%	1.73%	$1,709	1,709	198,291	1,709	43,163	—	$246,581	$(4,368)

Equity price risk

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥141,059 million ($1,206 million), included ¥111,178 million ($950 million) derived from a rise in the market price of KDDI shares held by Kyocera Corporation. Detailed information appears in Note 3 to The Consolidated Financial Statements included in this annual report. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2004, 2005 and 2006 amounted to ¥695 million, ¥1 million and ¥113 million ($1 million), respectively. At March 31, 2006, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2006
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥19,312	¥19,331	$165,060	$165,222
Due after 1 year to 5 years	117,674	116,690	1,005,760	997,351
Due after 5 years	517	547	4,419	4,675
Equity securities	274,985	415,950	2,350,299	3,555,128

	¥412,488	¥552,518	$3,525,538	$4,722,376

Research and Development Activities

Kyocera promotes a strategy of “high-value-added diversification,” which aims continuously at expanding sales and boosting profitability in its components and equipment businesses. To achieve these objectives, Kyocera seeks to enhance existing businesses and to create new businesses by integrating group-wide management resources while advancing, focusing and integrating technological capabilities. Kyocera will channel its energies into two high-growth-potential areas; the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment. Specific initiatives in each reporting segment follow.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of large-sized fine ceramic parts for next-generation semiconductor and large LCD fabrication equipment and of high-quality, cost-competitive sapphire products for LEDs, applicability of which is increasing. In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and growing concerns with safety and the environment. Specific projects include the development of glow plugs by fully utilizing the high temperature durability of ceramics and piezo actuators that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic and organic packages for digital consumer products, where demand is expected to expand. In the ceramic packages business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions in order to meet rapid advancements in mobile phone handsets. Kyocera is also developing ceramic packages for different types of sensors for use in the automotive market. Elsewhere, Kyocera is developing organic packages for next-generation MPUs and their peripheral devices.

(3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency of solar cells for the environmental preservation market, Kyocera is developing a variety of next-generation solar cells. Kyocera is also working toward the practical application of solid oxide fuel cells (SOFCs) for residential use, which are expected to be the next-generation distributed power generation system for small-scale power sources.

(4) Electronic Device Group

Kyocera develops various electronic components for the high-growth digital consumer products and automotive markets. In the digital consumer products, Kyocera is working to develop components for the hard-disk-drive market, in which demand is growing in line with increasing product sophistication. Specifically, Kyocera develops small, high-capacitance ceramic capacitors, ultra small, low frequency crystal units, ceramic resonators and shock sensors products. Global Positioning System (GPS) modules and other products are being developed in accordance with the spreading of a network society.

In thin-film devices, Kyocera is developing thermal printheads for digital photo printers capable of handling high-pixel photos, and industrial-use LCDs equipped with LED backlights to meet the need for environmentally-friendly products. In addition, Kyocera is working on the commercial application of organic EL displays, which are especially superior in moving images in mobile equipment while preserving a low-energy consumption feature.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is seeking to develop sophisticated CDMA handsets with terrestrial digital TV and IP video phone functionality to meet needs in the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera is developing handsets compatible with high-performance PHS base stations to ensure faster data transmission rates and the provision of diverse services. Kyocera is also strengthening the development of equipment for wireless broadband systems such as iBurstTM and VoIP (Voice over Internet Protocol) that enable stable, high-speed and high-data rate communication.

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the ECOSYS concept, which is realized through the incorporation of a long-lasting amorphous silicon drum. Apart from bolstering the lineup for both black and white and color machines, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information.

(7) Optical Equipment Group

Kyocera is developing optical components such as lenses and optical modules for mobile phone handsets by integrating optical technologies with electronic devices and semiconductor parts technologies amassed within the group. In particular, Kyocera focuses on the development of optical modules for small, low-profile mobile phone handsets with high-resolution displays and zoom capability. Kyocera is also developing the projector and barcode reader markets for further growth.

(8) Others

Kyocera Chemical Corporation is currently strengthening the development of semiconductor and LCD related materials. Focused efforts include the development of photo-sensitive, heat-resistant resin as a protective coating for the surface of semiconductors and of photo spacers for LCDs. The development of materials for different capacitors and materials for solar cells creates positive synergistic effects with Kyocera’s other businesses. Kyocera Communication Systems Co., Ltd. is promoting development in the area of fixed mobile convergence (FMC) and optimization by anticipating the needs for next-generation mobile handsets and other mobile communication equipment. In addition, Kyocera Communication Systems Co., Ltd. continues to develop authentication and security technologies, which seek to meet the need for fast changing next-generation networks.

iBurstTM is a trade mark of ArrayComm, Inc.

The following table shows a breakdown of Kyocera’s total consolidated research and development expenses for fiscal 2005 and fiscal 2006 by the eight reporting segments:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,			Increase (Decrease) %
	2005	2006
	Amount	Amount
Fine Ceramic Parts Group	¥4,252	¥3,107	$26,556	(26.9)
Semiconductor Parts Group	2,890	3,549	30,333	22.8
Applied Ceramic Products Group	2,747	3,923	33,530	42.8
Electronic Device Group	11,416	10,940	93,504	(4.2)
Telecommunications Equipment Group	14,972	15,313	130,880	2.3
Information Equipment Group	13,270	16,416	140,308	23.7
Optical Equipment Group	2,636	1,079	9,222	(59.1)
Others	2,215	3,109	26,573	40.4

Total	¥54,398	¥57,436	$490,906	5.6

Critical Accounting Policies and Estimates

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of the revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

A substantial portion of allowances for doubtful accounts is recorded with respect to the finance receivables of Kyocera Leasing Co., Ltd. in the Others segment, which provides credit financing and commercial leasing services. Based on the factors discussed above, Kyocera Leasing Co., Ltd. sets estimated recovery percentages that are applied to the amount of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. Kyocera Leasing Co., Ltd. continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate modification to the schedule of percentages for determining allowance amounts.

At March 31, 2006, Kyocera Leasing Co., Ltd. had ¥6,332 million ($54 million) of allowances for doubtful accounts against ¥126,741 million ($1,083 million) of finance receivables, which comprise over 50% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even if the age of corresponding inventory is shorter than 12 months.

In fiscal 2006, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥8,446 million ($72 million). The amounts of these inventory write-downs by reporting segments appear in Note 17 to The Consolidated Financial Statements included in this annual report. A large portion of these inventory write-downs arose from inventories of telecommunication equipment and information equipment. These products were subject to a decrease in demand and a decline in price, or turned out to be obsolete because of their short product lives. In the telecommunications equipment business, Kyocera implemented structural reforms to improve future profitability following the previous year and recognized inventory write-downs or losses on disposal based on business plans.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. Inventory write-downs generally affect all segments except Others. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline of value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

In fiscal 2006, Kyocera recognized losses on impairment of investment securities amounting to ¥385 million ($3 million), which was attributable mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2006, the unrealized gain of ¥111,178 million ($950 million) on KDDI shares held by Kyocera Corporation increased compared with that of ¥55,056 million at March 31, 2005, reflecting a fluctuation of the market price of the KDDI shares during fiscal 2006. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 3 to The Consolidated Financial Statements in this annual report.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group, a distributor of office equipment and accounted for by the equity method. Kyocera recognized loss on impairment of investment in affiliate of ¥3,492 million ($30 million) due to an extended decline in its market value in fiscal 2006.

Impairment of long-lived assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives. In fiscal 2006, Kyocera recognized loss on impairment of long-lived assets in a foreign subsidiary. However this loss on impairment did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Goodwill and other intangible assets

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, rather than being amortized, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Kyocera undertook a review for impairment of goodwill and other intangible assets in fiscal 2006. The results of this review revealed no impairment in the carrying values of such assets.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2006, deferred tax assets amounted to ¥82,342 million ($704 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2006.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary. If Japanese and global financial markets stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets, and a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance liabilities in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income. In fiscal 2004, Kyocera Corporation and Kyocera Mita Corporation transferred to the Japanese government the substitutional portion of Employee Pension Fund liabilities and the related government-specified portion of plan assets of Employee Pension Fund. Kyocera Corporation and Kyocera Mita Corporation adopted Emerging Issues Task Force (EITF) Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of Employee Pension Fund, and recorded ¥18,917 million of a settlement gain for the substitutional portion of Employee Pension Fund. As a result of this settlement, Kyocera’s projected benefit obligation decreased by ¥71,243 million and plan assets decreased by ¥29,493 million, respectively. This decrease in projected benefit obligation is particularly considered to lead to a reduction of a potential negative impact on Kyocera’s financial conditions and results of operations. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of Employee Pension Fund is described in Note 9 to The Consolidated Financial Statements included in this annual report.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, assuming all other assumptions consistent, for benefit plans at Kyocera Corporation and certain domestic subsidiaries which account for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

	(Yen in millions)
	Effect on projected benefit obligation as of March 31, 2006	Effect on income before income taxes for the year ending March 31, 2007
Discount rates
0.5% decrease	¥8,011	¥(284)
0.5% increase	(7,316)	286
Expected rate of return on plan assets
0.5% decrease	—	(556)
0.5% increase	—	556

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. In making these estimates, Kyocera considers the progress of the lawsuits, the situations of other companies that are subject to similar lawsuits and other relevant factors. The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of these contingencies in the future.

Revenue recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty reserve based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis.

New Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R. Kyocera will adopt SFAS No. 123R effective on April 1 2006, and estimates that the impact of SFAS No. 123R will be approximately ¥400 million ($3 million) on Kyocera’s consolidated results of operations for fiscal 2007.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations–an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ended after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections–a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the changes, if any, that Kyocera may identify and record in a future period.

In November 2005, the FASB issued FASB Staff Position 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1 and FAS 124-1). FSP FAS 115-1 and FAS 124-1 explains the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. In addition, it also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. FSP FAS 115-1 and FAS 124-1 is effective in reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Selected Financial Data

Kyocera Corporation and Consolidated Subsidiaries

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates) (A)
	2002	2003	2004	2005	2006	2006
For the years ended March 31:
Net sales	¥1,034,574	¥1,069,770	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197
Profit from operations	51,561	83,388	108,962	100,968	103,207	882,111
Income before cumulative effect of change in accounting principle	33,791	43,421	68,086	45,908	69,696	595,692
Net income	31,953	41,165	68,086	45,908	69,696	595,692

Earnings per share (B):
Income before cumulative effect of change in accounting principle:
Basic	¥178.74	¥233.02	¥364.79	¥244.86	¥371.68	$3.18
Diluted	178.59	232.97	364.78	244.81	371.43	3.17
Net Income:
Basic	169.02	220.91	364.79	244.86	371.68	3.18
Diluted	168.88	220.86	364.78	244.81	371.43	3.17
Weighted average number of shares outstanding:
Basic	189,050	186,338	186,643	187,489	187,514
Diluted	189,204	186,382	186,649	187,528	187,640
Cash dividends declared per share (B):
Per share of common stock	60.00	60.00	60.00	80.00	100.00	0.85

At March 31:
Total assets	¥1,645,458	¥1,635,014	¥1,794,758	¥1,745,519	¥1,931,522	$16,508,735
Long-term debt	96,856	60,736	70,608	33,557	33,360	285,128
Common stock	115,703	115,703	115,703	115,703	115,703	988,915
Stockholders’ equity	1,036,185	1,000,207	1,150,453	1,174,851	1,289,077	11,017,752

Depreciation	¥76,252	¥64,988	¥60,861	¥58,790	¥63,018	$538,615
Capital expenditures	54,631	40,614	54,937	63,176	90,271	771,547

Exchange rate (Yen=US$1) (C):
Period-end	¥132.70	¥118.07	¥104.18	¥107.22	¥117.48
Average	125.05	121.94	112.75	107.49	113.15
High	134.77	133.40	120.55	114.30	120.93
Low	115.89	115.71	104.18	102.26	104.41

(A)	See Note 2 to The Consolidated Financial Statements.

(B)	See Note 1 to The Consolidated Financial Statements.

(C)	Exchange rate is based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Market Price and Dividend Data

For Voting Securities by Fiscal Quarter

		2005				2006
		1st	2nd	3rd	4th	1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	– High	¥9,630	¥9,380	¥8,320	¥8,080	¥8,500	¥8,670	¥8,860	¥10,830
	– Low	8,110	7,370	7,080	7,120	7,090	7,640	7,220	8,510
Cash dividends paid per share		30.00	—	30.00	—	50.00	—	50.00	—
American Depositary Share:
Market price per share (B)	– High	$90.90	$86.20	$77.23	$77.58	$78.45	$78.02	$74.27	$91.59
	– Low	71.10	67.81	68.86	68.67	67.20	69.01	62.58	73.33
Cash dividends paid per share (C)		0.28	—	0.29	—	0.45	—	0.41	—

(A)	Price on the Tokyo Stock Exchange

(B)	Price on the New York Stock Exchange

(C)	Translated into U.S. dollars based on the exchange rates at each respective payment date

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2005 and 2006

ASSETS	2005	2006	2006
Current assets:
Cash and cash equivalents (Note 12)	¥310,592	¥300,809	$2,571,017
Short-term investments (Notes 3 and 12)	34,938	87,942	751,641
Trade receivables (Note 6):
Notes	29,552	24,597	210,231
Accounts	201,374	210,393	1,798,231
Short-term finance receivables (Notes 4 and 12)	40,801	39,505	337,650

	271,727	274,495	2,346,112
Less allowances for doubtful accounts and sales returns	(7,981)	(7,425)	(63,462)

	263,746	267,070	2,282,650
Inventories (Note 5)	213,411	190,564	1,628,752
Deferred income taxes (Note 15)	38,659	40,411	345,393
Other current assets	34,229	33,872	289,504

Total current assets	895,575	920,668	7,868,957

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 6)	30,623	7,355	62,863
Securities and other investments (Notes 3 and 12)	430,437	553,377	4,729,718

	461,060	560,732	4,792,581
Long-term finance receivables (Notes 4 and 12)	66,427	80,970	692,051
Property, plant and equipment, at cost (Note 8):
Land	55,210	58,286	498,171
Buildings	225,964	249,506	2,132,530
Machinery and equipment	656,780	697,383	5,960,538
Construction in progress	14,384	13,473	115,154

	952,338	1,018,648	8,706,393
Less accumulated depreciation	(693,341)	(733,302)	(6,267,538)

	258,997	285,346	2,438,855
Goodwill (Note 7)	28,110	31,351	267,957
Intangible assets (Note 7)	15,847	31,227	266,898
Other assets	19,503	21,228	181,436

	¥1,745,519	¥1,931,522	$16,508,735

The accompanying notes are an integral part of these statements.

(Yen in millions and U.S. dollars and shares in thousands—Note 2)

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2005	2006	2006
Current liabilities:
Short-term borrowings (Notes 8 and 12)	¥66,556	¥90,865	$776,624
Current portion of long-term debt (Notes 8 and 12)	44,051	16,347	139,718
Notes and accounts payable:
Trade	86,872	103,503	884,641
Other	34,690	51,997	444,419
Accrued liabilities:
Payroll and bonus	34,821	37,998	324,769
Income taxes	31,180	27,658	236,393
Other	28,849	31,414	268,496
Other current liabilities	17,338	18,841	161,034

Total current liabilities	344,357	378,623	3,236,094

Long-term debt (Notes 8 and 12)	33,557	33,360	285,128
Accrued pension and severance liabilities (Note 9)	31,166	27,092	231,556
Deferred income taxes (Note 15)	96,345	125,686	1,074,239
Other non-current liabilities	4,761	12,742	108,906

Total liabilities	510,186	577,503	4,935,923

Minority interests in subsidiaries	60,482	64,942	555,060
Commitments and contingencies (Note 13)
Stockholders’ equity (Note 14):
Common stock:
Authorized 600,000 shares Issued 191,309 shares	115,703	115,703	988,915
Additional paid-in capital	162,061	161,994	1,384,564
Retained earnings	916,628	967,576	8,269,880
Accumulated other comprehensive income	11,839	72,947	623,479
Common stock in treasury, at cost (Note 10): 3,828 shares at March 31, 2005 and 3,554 shares at March 31, 2006	(31,380)	(29,143)	(249,086)

Total stockholders’ equity	1,174,851	1,289,077	11,017,752

	¥1,745,519	¥1,931,522	$16,508,735

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2006

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2004	2005	2006	2006
Net sales (Note 6)	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197
Cost of sales	860,224	855,067	838,295	7,164,915

Gross profit	280,590	325,588	343,194	2,933,282
Selling, general and administrative expenses	171,628	224,620	239,987	2,051,171

Profit from operations	108,962	100,968	103,207	882,111
Other income (expenses):
Interest and dividend income	4,883	6,396	8,968	76,650
Interest expense (Note 11)	(1,286)	(1,275)	(1,301)	(11,120)
Foreign currency transaction (losses) gains, net (Note 11)	(1,546)	2,618	(316)	(2,701)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Note 6)	2,575	(1,678)	(1,216)	(10,393)
Loss on impairment of investment in an affiliate (Note 6)	—	—	(3,492)	(29,846)
Gain on sale of investment in an affiliate (Note 6)	491	—	6,931	59,239
Gains on exchange for the shares (Note 3)	—	—	5,294	45,248
Other, net	961	501	3,313	28,316

	6,078	6,562	18,181	155,393

Income before income taxes and minority interests	115,040	107,530	121,388	1,037,504
Income taxes (Note 15):
Current (Note 20)	29,576	52,872	47,521	406,162
Deferred	20,734	5,608	(218)	(1,863)

	50,310	58,480	47,303	404,299

Income before minority interests	64,730	49,050	74,085	633,205
Minority interests	3,356	(3,142)	(4,389)	(37,513)

Net income	¥68,086	¥45,908	¥69,696	$595,692

Earnings per share (Note 18):
Net income:
Basic	¥364.79	¥244.86	¥371.68	$3.18
Diluted	364.78	244.81	371.43	3.17
Cash dividends declared per share:
Per share of common stock	60.00	80.00	100.00	0.85
Weighted average number of shares of common stock outstanding:
Basic	186,643	187,489	187,514
Diluted	186,649	187,528	187,640

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2006

(Yen in millions and U.S. dollars and shares in thousands – Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 14)	Accumulated Other Comprehensive Income (Note 14)	Treasury Stock (Note 10)	Comprehensive Income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥825,057	¥(56,194)	¥(52,034)
Net income for the year			68,086			¥68,086
Foreign currency translation adjustments				(20,693)		(20,693)
Minimum pension liability adjustment - net of taxes of ¥5,419 (Note 9)				9,454		9,454
Net unrealized gains on securities - net of taxes of ¥61,421 (Note 3)				89,136		89,136
Reclassification adjustments for net losses on securities - net of taxes of ¥12 (Note 3)				60		60
Net unrealized gains on derivative financial instruments (Note 11)				32		32
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				251		251

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529) (Note 21)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	881,969	22,046	(31,356)
Net income for the year			45,908			¥45,908
Foreign currency translation adjustments				6,704		6,704
Minimum pension liability adjustment - net of taxes of ¥125 (Note 9)				(152)		(152)
Net unrealized losses on securities - net of taxes of ¥11,909 (Note 3)				(18,441)		(18,441)
Reclassification adjustments for net losses on securities - net of taxes of ¥1,234 (Note 3)				1,661		1,661
Net unrealized losses on derivative financial instruments (Note 11)				(27)		(27)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				48		48

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)
Net income for the year			69,696			¥69,696
Foreign currency translation adjustments				21,396		21,396
Minimum pension liability adjustment - net of taxes of ¥322 (Note 9)				(428)		(428)
Net unrealized gains on securities - net of taxes of ¥29,400 (Note 3)				42,054		42,054
Reclassification adjustments for net gains on securities - net of taxes of ¥1,206 (Note 3)				(1,866)		(1,866)
Net unrealized losses on derivative financial instruments (Note 11)				(75)		(75)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				27		27

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)

Balance, March 31, 2005	$988,915	$1,385,137	$7,834,427	$101,188	$(268,205)
Net income for the year			595,692			$595,692
Foreign currency translation adjustments				182,872		182,872
Minimum pension liability adjustment - net of taxes of $2,752 (Note 9)				(3,658)		(3,658)
Net unrealized gains on securities - net of taxes of $251,282 (Note 3)				359,436		359,436
Reclassification adjustments for net gains on securities - net of taxes of $10,308 (Note 3)				(15,949)		(15,949)
Net unrealized losses on derivative financial instruments (Note 11)				(641)		(641)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				231		231

Total comprehensive income for the year						$1,117,983

Cash dividends			(160,239)
Purchase of treasury stock					(1,453)
Reissuance of treasury stock		(573)			20,572

Balance, March 31, 2006	$988,915	$1,384,564	$8,269,880	$623,479	$(249,086)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2006

(Yen in millions and U.S. dollars in thousands – Note 2)

	2004	2005	2006	2006
Cash flows from operating activities:
Net income	¥68,086	¥45,908	¥69,696	$595,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,260	65,909	73,186	625,521
Provision for doubtful accounts	2,387	(18)	(466)	(3,983)
Write-down of inventories	14,013	10,405	8,446	72,188
Gain on sale of investment in an affiliate (Note 6)	(491)	—	(6,931)	(59,239)
Gains on exchange for the shares (Note 3)	—	—	(5,294)	(45,248)
Deferred income taxes	20,734	5,608	(218)	(1,863)
Minority interests	(3,356)	3,142	4,389	37,513
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Note 6)	(2,575)	1,678	1,216	10,393
Loss on impairment of investment in an affiliate (Note 6)	—	—	3,492	29,846
Gain on settlements of pension plans (Note 9)	(24,870)	—	—	—
Foreign currency adjustments	1,294	(2,391)	272	2,325
Change in assets and liabilities:
(Increase) decrease in receivables	(34,704)	68,558	(9,237)	(78,949)
(Increase) decrease in inventories	(35,751)	(25,598)	21,263	181,735
(Increase) decrease in other current assets	(4,402)	14	(3,331)	(28,470)
Increase (decrease) in notes and accounts payable	20,701	(31,914)	14,390	122,992
(Decrease) increase in accrued income taxes	(9,197)	13,566	(4,720)	(40,342)
Increase (decrease) in other current liabilities	9,441	(1,744)	3,284	28,068
Increase (decrease) in other non-current liabilities	2,761	(11,464)	(118)	(1,008)
Settlement regarding LaPine Case (Note 22)	(35,454)	—	—	—
Other, net	3,698	3,864	1,758	15,026

Total adjustments	(5,511)	99,615	101,381	866,505

Net cash provided by operating activities	62,575	145,523	171,077	1,462,197

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(10,038)	(81,946)	(98,219)	(839,479)
Payments for purchases of held-to-maturity securities	(27,943)	(10,141)	(11,070)	(94,615)
Payments for purchases of investments and advances	(7,917)	(11,858)	(224)	(1,915)
Sales and maturities of available-for-sale securities	28,954	40,955	50,090	428,120
Maturities of held-to-maturity securities	48,533	8,719	2,340	20,000
Proceeds from sales of investment in an affiliate	5,004	—	24,133	206,265
Payments for purchases of property, plant and equipment	(50,712)	(59,381)	(91,436)	(781,504)
Payments for purchases of intangible assets	(8,157)	(4,820)	(10,589)	(90,504)
Proceeds from sales of property, plant and equipment, and intangible assets	2,720	2,920	3,350	28,632
Acquisition of businesses, net of cash acquired (Note 19)	(2,271)	(2,794)	3	26
Acquisitions of minority interests	—	(5)	(3,575)	(30,556)
Deposit of negotiable certificate of deposits and time deposits	(674)	(112,903)	(132,286)	(1,130,650)
Withdrawal of negotiable certificate of deposits and time deposits	79	95,220	100,923	862,590
Deposit of restricted cash	(1,994)	—	—	—
Withdrawal of restricted cash	52,983	—	—	—
Other, net	1,014	3,540	1,093	9,342

Net cash provided by (used in) investing activities	29,581	(132,494)	(165,467)	(1,414,248)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(23,823)	(18,490)	23,363	199,684
Proceeds from issuance of long-term debt	48,975	21,077	19,876	169,880
Payments of long-term debt	(33,152)	(58,720)	(48,458)	(414,171)
Dividends paid	(12,372)	(12,614)	(20,473)	(174,983)
Net (purchases) sales of treasury stock	(33)	(28)	2,169	18,539
Other, net	(17)	1,431	234	2,000

Net cash used in financing activities	(20,422)	(67,344)	(23,289)	(199,051)

Effect of exchange rate changes on cash and cash equivalents	(8,912)	3,775	7,896	67,487

Net increase (decrease) in cash and cash equivalents	62,822	(50,540)	(9,783)	(83,615)
Cash and cash equivalents at beginning of year	298,310	361,132	310,592	2,654,632

Cash and cash equivalents at end of year	¥361,132	¥310,592	¥300,809	$2,571,017

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations. All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

Revenue Recognition:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by Kyocera Leasing Co., Ltd. (KLC), a wholly-owned subsidiary of Kyocera Corporation. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 52% and 57% of finished goods and work in process at March 31, 2005 and 2006, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill and Other Intangible Assets:

Kyocera has adopted Statement of Financial Accounting Standards (SFAS) No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

Impairment of Long-Lived Assets:

Pursuant to SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain interest rate swaps and foreign currency forward contracts as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

Stock-Based Compensation:

As allowed by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employee and its related interpretations.” Accordingly, no compensation expense has been recognized by Kyocera Corporation and AVX Corporation. KWC recognized compensation expense in the Consolidated Statements of Income under APB Opinion No. 25, because KWC has a variable stock option plan.

The following table illustrates the effect on net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS No. 123. For purposes of this pro forma disclosure, the fair value of the options is estimated using Black-Scholes option pricing model and amortized ratably to expense over the service period.

	(Yen in millions and U.S. dollars in thousands except per share amounts)
	Years ended March 31,
	2004	2005	2006	2006
Net income, as reported:	¥68,086	¥45,908	¥69,696	$595,692
Add: Stock-based employee compensation expense included in reported net income - net of taxes	25	(25)	—	—
Deduct: Total stock -based employee compensation expense determined under fair value based method for all awards - net of taxes	(4,155)	(2,772)	(1,550)	(13,248)

Pro forma net income	¥63,956	¥43,111	¥68,146	$582,444

Earnings per share:
Net income:
Basic, as reported	¥364.79	¥244.86	¥371.68	$3.18
Basic, pro forma	342.67	229.94	363.42	3.11
Diluted, as reported	364.78	244.81	371.43	3.17
Diluted, pro forma	342.65	229.89	363.17	3.10

Kyocera Corporation

Options granted in the year ended March 31, 2004, 2005 and 2006 had weighted average fair values of ¥3,176, ¥1,946 and ¥959 ($8.20), respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2006.

	Years ended March 31,
	2004	2005	2006
Interest rate	0.75%	0.39%	0.20%
Expected life	4.5 years	3.7 years	2.7 years
Volatility	51.48%	39.09%	28.00%
Expected dividends	0.76%	1.00%	1.30%

AVX Corporation

Options granted in the year ended March 31, 2004, 2005 and 2006 had weighted average fair values of $5.05, $6.07 and $4.91, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2006.

	Years ended March 31,
	2004	2005	2006
Interest rate	1.43%	3.53%	4.00%
Expected life	4 years	4 years	4 years
Volatility	59.8%	56.0%	55.7%
Expected dividends	1.27%	1.07%	1.31%

Kyocera Wireless Corp.

Options granted in the year ended March 31, 2004, 2005 and 2006 had weighted average fair values of $1.03, $1.48 and $1.01, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2006.

	Years ended March 31,
	2004	2005	2006
Interest rate	2.99%	3.65%	4.21%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

Earnings and Cash Dividends per Share:

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R. Kyocera will adopt SFAS No. 123R effective on April 1 2006, and estimates that the impact of SFAS No. 123R will be approximately ¥400 million ($3,419 thousand) on Kyocera’s consolidated results of operations for fiscal 2007.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ended after December 15, 2005. The adoption of FIN No.47 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the changes, if any, that Kyocera may identify and record in a future period.

In November 2005, the FASB issued FASB Staff Position 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1 and FAS 124-1). FSP FAS 115-1 and FAS 124-1 explains the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. In addition, it also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. FSP FAS 115-1 and FAS 124-1 is effective in reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income, cash flows and corresponding footnote disclosures for the year ended March 31, 2004 and 2005 to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS

The consolidated financial statements as of and for the year ended March 31, 2006 presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar at the rate of ¥117 for US$1, the rate prevailing on March 31, 2006.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥117 for US$1 or at any other rate.

3. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥55,056 million of gross unrealized gain at March 31, 2005 and ¥111,178 million ($950,239 thousand) of gross unrealized gain at March 31, 2006 were derived from a fluctuation in the market value of the shares of KDDI Corporation held by Kyocera Corporation.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other- than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2004, 2005 and 2006 amounted to ¥695 million, ¥1 million and ¥113 million ($966 thousand), respectively.

Due to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s holding shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281 million ($45,137 thousand) for the year ended March 31, 2006 in accordance with Emerging Issues Task Force (EITF) 91-5, “Nonmonetary Exchange of Cost-Method Investments”.

Investments in debt and equity securities classified as availabe-for-sale securities and held-to-maturity securities at March 31, 2005 and 2006, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	(Yen in millions)
	March 31,
	2005				2006
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥2,024	¥2,029	¥13	¥8	¥3,745	¥3,908	¥184	¥21
Other debt securities	73,886	73,773	199	312	133,758	132,660	29	1,127
Equity securities	272,006	343,208	71,448	246	274,985	415,950	141,059	94

Total available-for-sale securities	347,916	419,010	71,660	566	412,488	552,518	141,272	1,242

Held-to-maturity securities:
Other debt securities	22,900	22,545	—	355	34,398	34,015	—	383

Total held-to-maturity securities	22,900	22,545	—	355	34,398	34,015	—	383

	¥370,816	¥441,555	¥71,660	¥921	¥446,886	¥586,533	¥141,272	¥1,625

	(U.S. dollars in thousands)
	March 31, 2006
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$32,008	$33,402	$1,573	$179
Other debt securities	1,143,231	1,133,846	248	9,633
Equity securities	2,350,299	3,555,128	1,205,632	803

Total available-for-sale securities	3,525,538	4,722,376	1,207,453	10,615

Held-to-maturity securities:
Other debt securities	294,000	290,726	—	3,274

Total held-to-maturity securities	294,000	290,726	—	3,274

	$3,819,538	$5,013,102	$1,207,453	$13,889

At March 31, 2006, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2006
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
Due within 1 year	¥19,312	¥19,331	¥18,602	¥18,451	$165,060	$165,222	$158,991	$157,701
Due after 1 year to 5 years	117,674	116,690	15,796	15,564	1,005,760	997,351	135,009	133,025
Due after 5 years	517	547	—	—	4,419	4,675	—	—
Equity securities	274,985	415,950	—	—	2,350,299	3,555,128	—	—

	¥412,488	¥552,518	¥34,398	¥34,015	$3,525,538	$4,722,376	$294,000	$290,726

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2004, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Proceeds from sales of available-for-sale securities	¥3,427	¥22,701	¥46,925	$401,068
Gross realized gains	219	2,046	2,155	18,419
Gross realized losses	0	4,224	2,393	20,453

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2005 and 2006 as follows:

	(Yen in millions)
	March 31, 2005
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥773	¥8	¥—	¥—	¥773	¥8
Other debt securities	9,364	24	12,606	288	21,970	312
Equity securities	5,514	238	98	8	5,612	246

	¥15,651	¥270	¥12,704	¥296	¥28,355	¥566

	(Yen in millions)
	March 31, 2006
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥1,012	¥21	¥—	¥—	¥1,012	¥21
Other debt securities	131,942	1,127	—	—	131,942	1,127
Equity securities	1,252	87	25	7	1,277	94

	¥134,206	¥1,235	¥25	¥7	¥134,231	¥1,242

	(U.S. dollars in thousands)
	March 31, 2006
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	$8,650	$179	$—	$—	$8,650	$179
Other debt securities	1,127,709	9,633	—	—	1,127,709	9,633
Equity securities	10,701	743	214	60	10,915	803

	$1,147,060	$10,555	$214	$60	$1,147,274	$10,615

At March 31, 2005 and 2006, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 38 and 33, respectively.

4. FINANCE RECEIVABLES

Finance receivables at March 31, 2005 and 2006 consist of the following:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Investments in financing leases (a):
Minimum lease payments receivable	¥7,311	¥7,469	$63,838
Unearned lease income	(591)	(639)	(5,462)

	6,720	6,830	58,376
Less-allowance for doubtful accounts (c)	(576)	(501)	(4,282)

	6,144	6,329	54,094
Less-current portion	(2,875)	(2,499)	(21,359)

	¥3,269	¥3,830	$32,735

Other finance receivables (b)	¥115,364	¥119,911	$1,024,880
Less-allowance for doubtful accounts (c)	(14,343)	(5,831)	(49,838)

	101,021	114,080	975,042
Less–current portion	(37,863)	(36,940)	(315,726)

	¥63,158	¥77,140	$659,316

	¥66,427	¥80,970	$692,051

(a)	Investments in financing leases consist primarily of direct financing leases of telecommunications equipment and information equipment. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥2,854	$24,393
2008	1,928	16,479
2009	1,314	11,231
2010	870	7,436
2011	409	3,496
2012 and thereafter	94	803

	¥7,469	$63,838

(b)	Other finance receivables consist primarily of installment loans to unrelated third parties.

Investments in loans of ¥6,871 million and ¥5,146 million ($43,983 thousand) at March 31, 2005 and 2006 were considered to be impaired, for which valuation allowances at March 31, 2005 and 2006 were provided of ¥4,610 million and ¥3,567 million ($30,487 thousand), respectively, calculated under SFAS No.114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2004, 2005 and 2006 were ¥16,695 million, ¥9,567 million and ¥6,179 million ($52,812 thousand), respectively. The related recognized interest income for the years ended March 31, 2004, 2005 and 2006 were ¥52 million, ¥43 million and ¥34 million ($291 thousand), respectively.

The principal amount of the loan on which interest income was no longer accrued at March 31, 2005 and 2006 were ¥14,143 million and ¥6,207 million ($53,051 thousand), respectively. The loans, on which the collection of the principal was past due ninety days or more and on which interest income were still accrued, at March 31, 2005 were ¥385 million, and at March 31, 2006 were none.

(c)	Changes in allowances for doubtful accounts on finance receivables are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2004	2005	2006	2006
Beginning balance	¥49,578	¥36,315	¥14,919	$127,513
Provision charged to income	500	508	326	2,786
Charge-offs	(13,763)	(21,904)	(8,913)	(76,179)

Ending balance	¥36,315	¥14,919	¥6,332	$54,120

5. INVENTORIES

Inventories at March 31, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Finished goods	¥102,538	¥95,492	$816,171
Work in process	42,267	38,425	328,419
Raw materials and supplies	68,606	56,647	484,162

	¥213,411	¥190,564	$1,628,752

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for its investment by the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for Taito shares by Square Enix Co., Ltd., a Japanese game software developer. As a result of this sale of Taito Corporation shares, Kyocera Corporation recorded a gain of ¥6,931 million ($59,239 thousand).

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA), a distributor of office equipment and accounted for its investment by the equity method. Kyocera recognized loss on impairment of investment in an affiliate of ¥3,492 million ($29,846 thousand) due to an extended decline in its market value for the year ended March 31, 2006.

Kyocera Corporation owned a 13.33% interest in DDI Pocket, Inc. (DDI Pocket) which operates a Personal Handyphone System (PHS) business. In October 2004, Kyocera Corporation purchased an additional 16.67% ownership interest for ¥9,993 million to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera accounts for its investment by the equity method. DDI Pocket changed its name to WILLCOM, INC. (WILLCOM) in February 2005.

Kyocera’s investment in WILLCOM, which was ¥3,571 million ($30,521 thousand) at March 31, 2006 accounted for by the equity method, is pledged as collateral for loans from financial institutions of WILLCOM.

Kyocera Corporation had owned a 27.48% interest in SK TELETECH CO., LTD (SKTT). On March 26, 2004, Kyocera Corporation sold all of its shares of SKTT and recorded its gain of ¥491 million.

On March 31, 2005, Taito Corporation and TA were listed companies and on March 31, 2006, TA was a listed company. The market values of investments in those listed affiliates at March 31, 2005 and 2006 were ¥21,740 million and ¥2,669 million ($22,812 thousand), respectively.

Related party transactions with the affiliates, accounted for by the equity method is as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Kyocera’s investments in and advances to affiliates	¥30,471	¥7,107	$60,744
Kyocera’s trade receivables from affiliates	6,363	15,851	135,479

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Kyocera’s equity in earnings of affiliates	¥2,323	¥(1,712)	¥(1,311)	$(11,205)
Kyocera’s sales to affiliates	5,686	21,320	43,330	370,342

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005		2006		2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥24,747	¥20,045	¥31,755	¥15,546	$271,410	$132,872
Software	16,458	9,957	24,314	13,019	207,812	111,273
Other	6,814	2,355	6,754	3,031	57,727	25,906

Total	¥48,019	¥32,357	¥62,823	¥31,596	$536,949	$270,051

The carrying amounts of intangible assets having an indefinite life at March 31, 2005 was ¥185 million, and there was no such intangible assets having an indefinite life at March 31, 2006.

Intangible assets acquired during the year ended March 31, 2006 totaled ¥25,483 million ($217,803 thousand) and primarily consist of patent rights of ¥16,980 million ($145,128 thousand) and software of ¥7,674 million ($65,590 thousand).

The weighted average amortization periods for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2004, 2005 and 2006 amounted to ¥9,201 million, ¥7,016 million and ¥10,077 million ($86,128 thousand), respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥9,501	$81,205
2008	7,886	67,402
2009	6,651	56,846
2010	4,194	35,846
2011	1,256	10,735

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
Balance at March 31, 2004	¥—	¥—	¥6,233	¥16,983	¥580	¥1,458	¥25,254
Goodwill acquired during the year	—	—	—	—	—	2,674	2,674
Translation adjustments	—	—	60	116	6	—	182

Balance at March 31, 2005	—	—	6,293	17,099	586	4,132	28,110
Goodwill acquired during the year	100	912	150	754	44	5	1,965
Translation adjustments	—	—	603	619	54	—	1,276

Balance at March 31, 2006	¥100	¥912	¥7,046	¥18,472	¥684	¥4,137	¥31,351

Balance at March 31, 2005	$—	$—	$53,786	$146,145	$5,009	$35,316	$240,256
Goodwill acquired during the year	855	7,795	1,282	6,444	376	43	16,795
Translation adjustments	—	—	5,154	5,291	461	—	10,906

Balance at March 31, 2006	$855	$7,795	$60,222	$157,880	$5,846	$35,359	$267,957

Kyocera tested goodwill and other intangible assets for impairment in the three months ended March 31, 2006 and no impairment loss was recognized.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2006 are comprised of the following:

Loans, principally from banks with average interest rate of 1.01% and 0.71% at March 31, 2005 and 2006, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Unsecured	¥66,556	¥90,865	$776,624

Long-term debt at March 31, 2005 and 2006 are comprised of the following:

Loans, principally from banks with interest ranging from 0.15% to 5.85% and from 0.15% to 5.45% at March 31, 2005 and 2006, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Secured	¥4,850	¥4,149	$35,461
Unsecured	72,758	45,558	389,385

	77,608	49,707	424,846
Less, portion due within one year	(44,051)	(16,347)	(139,718)

	¥33,557	¥33,360	$285,128

Aggregate maturities of long-term debt at March 31, 2006 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥12,609	$107,769
2009	13,008	111,179
2010	2,596	22,188
2011	2,228	19,043
2012 and thereafter	2,919	24,949

	¥33,360	$285,128

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2005 and 2006 were ¥4,920 million and ¥5,692 million ($48,650 thousand), respectively.

9. BENEFIT PLANS

Domestic:

a. Defined benefit plans

At March 31, 2006, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Kyocera Corporation adopted a variable expected interest rate for benefits paid for pensioners, which is linked with the long- term interest rate prevailing in Japan instead of a fixed expected interest rate, effective April 2004.

Benefits under the plan of Kyocera Corporation were previously calculated based on base salary, employee’s position, length of service period and conditions at the time of retirement. However, after April 2005, benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employee’s position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to receive lifetime pension payments for the full amount of their retirement payment, while after April 2005, employees are provided an option to receive lifetime pension payments for 50% of their retirement payment and 50% of pension payments for 20 years in maximum. These amendments reduced the projected benefit obligation of the pension plan for Kyocera Corporation. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

Benefits under the plans at the domestic major subsidiaries generally are based on the current rate of the base salary, employee’s position, length of service period and conditions at the time of retirement.

The following table sets forth the funded status of the benefit plans at Kyocera Corporation and its major domestic subsidiaries at March 31, 2005 and 2006:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥120,076	¥104,484	$893,026
Increase by acquisition of subsidiaries	1,032	—	—
Service cost	6,494	6,661	56,931
Interest cost	2,385	2,045	17,479
Amendment	(21,095)	(832)	(7,111)
Actuarial loss	152	1,464	12,513
Benefits paid	(4,560)	(3,292)	(28,137)

Projected benefit obligation at end of year	104,484	110,530	944,701
Change in plan assets:
Fair value of plan assets at beginning of year	93,774	107,265	916,795
Increase by acquisition of subsidiaries	222	—	—
Actual return on plan assets	2,799	6,482	55,402
Employer contribution	14,531	9,043	77,290
Benefits paid	(4,061)	(2,870)	(24,530)

Fair value of plan assets at end of year	107,265	119,920	1,024,957

Funded status	2,781	9,390	80,256
Unrecognized net loss	32,686	28,557	244,077
Prior service cost not yet recognized	(58,665)	(55,051)	(470,521)
Unrecognized net transition obligation	743	522	4,461

Net amount recognized	¥(22,455)	¥(16,582)	$(141,727)

Amounts recognized in the statements of financial position consist of:
Prepaid benefit cost	¥—	¥657	$5,615
Accrued benefit liability	(22,455)	(17,239)	(147,342)

Net amount recognized	¥(22,455)	¥(16,582)	$(141,727)

Accumulated benefit obligation at end of year	¥101,229	¥106,963	$914,214

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥24,869	¥25,731	$219,923
Accumulated benefit obligation	22,041	22,477	192,111
Fair value of plan assets at end of year	6,702	8,653	73,957

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net pension cost includes the following components:
Service cost	¥7,094	¥6,494	¥6,661	$56,931
Interest cost	4,140	2,385	2,045	17,479
Expected return on plan assets	(1,087)	(1,789)	(2,159)	(18,453)
Amortization of transition obligation	943	221	221	1,889
Amortization of prior service cost	(1,913)	(2,283)	(4,445)	(37,991)
Recognized actuarial loss	2,343	1,243	1,350	11,538
Proportionate amount of net unrecognized loss related to the entire Employee
Pension Fund*	22,833	—	—	—
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of Employee Pension Fund*	(3,255)	—	—	—
Settlement gain for a withdrawal from Employee Pension Fund*	(5,953)	—	—	—

Net periodic pension cost	¥25,145	¥6,271	¥3,673	$31,393

Kyocera Corporation and domestic subsidiaries use a December 31 measurement date for their plans. Certain domestic subsidiaries use a March 31 measurement date for their plans.

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2005	2006
Discount rate	2.0%	1.75%-2.0%

Rate of increase in compensation levels was not used in the calculation of benefit obligations under the “point system.”

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

	Years ended March 31,
	2004	2005	2006
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	3.0%	3.0%	—
Expected long-term rate of return on plan assets	0.6%-4.0%	2.0%-2.5%	2.0%-2.5%

Rate of increase in compensation levels for the year ended March 31, 2006 was not used in the calculation of net periodic pension costs under the “point system.”

Kyocera determines its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and its consideration of the current expectations for future returns and the historical returns of other plan assets categories in which it invests.

Plan assets categories at the measurement date are as follows:

	March 31,
	2005	2006
Life insurance company general account	66.6%	65.1%
Equity securities	15.8%	21.9%
Debt securities	14.3%	9.5%
Cash and cash equivalents	2.4%	2.2%
Other	0.9%	1.3%

	100.0%	100.0%

Kyocera manages and operates its plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera makes appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts its plan assets to the fund trustees which can be expected to be the most appropriate to accomplish the target. Kyocera also makes an effort to maintain its portfolios within reasonable allocations of plan assets. Kyocera evaluates its categories of plan assets allocations and can change its portfolios when it is needed.

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,613 million ($73,615 thousand) to the defined benefit pension plans in the year ending March 31, 2007.

Estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥3,019	$25,803
2008	3,481	29,752
2009	4,150	35,470
2010	4,282	36,598
2011	4,291	36,675
2012 to 2016	25,441	217,444

*	Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities and Withdrawal from Employee Pension Fund

Kyocera Corporation, Kyocera Mita Corporation (KMC) and Kyocera Chemical Corporation (KCC) had adopted Employee Pension Fund (EPF), which was established pursuant to the Japanese Welfare Pension Insurance Law (JWPIL) until the year ended March 31, 2004. In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, was contracted out to the employer (substitutional portion). Kyocera Corporation and KMC added it to its own non-contributory pension plan (corporate portion).

As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” Kyocera Corporation and KMC were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion of EPF in the year ended March 31, 2003, and also approved for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of EPF. Upon these approvals, Kyocera Corporation and KMC transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF in the year ended March 31, 2004.

Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy. And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss. Defined Benefit plans for employees at Kyocera Corporation and KMC were established instead of a corporate portion of EPF. Details of the accounting for the settlement for a substitutional portion of EPF at Kyocera Corporation and KMC in accordance with EITF Issue No. 03-02 in the year ended March 31, 2004 were as follows:

(Yen in millions)
Year ended March 31, 2004
Accumulated benefit obligations for a substitutional portion of EPF	¥67,988
Related government-specified portion of plan assets of EPF transferred to the government	29,493

Subsidy	38,495

Proportionate amount of net unrecognized loss related to the entire EPF	(22,833)
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	3,255

Periodic pension costs related to the settlement for a substitutional portion of EPF	(19,578)

Net settlement gain for a substitutional portion of EPF	¥18,917

Subsidy was all included as a reduction of SG&A expenses, and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥13,735 million into cost of sales and ¥5,843 million into SG&A expenses in the Consolidated Statement of Income for the year ended March 31, 2004.

KCC withdrew from the EPF sponsored by Toshiba Corporation, in which KCC had participated, in the year ended March 31, 2004. The accounting for this withdrawal was in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

b. Other plan

Kyocera Corporation and its major domestic subsidiaries also provide for lump- sum severance benefits with respect to directors and corporate auditors. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX Corporation and its consolidated subsidiaries (AVX), which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the United States and contributory defined benefit pension plans outside the United States. The KII plan covers substantially all full-time employees in the United States, of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, AVX froze benefit accruals under its U.S. non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The following table sets forth the funded status of the KII’s and AVX’s plans at March 31, 2005 and 2006:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Change in benefit obligations:
Benefit obligation at beginning of year	¥20,109	¥22,142	$189,248
Service cost	845	433	3,701
Interest cost	1,186	1,252	10,701
Plan participants’ contributions	94	90	769
Actuarial loss	861	2,590	22,137
Benefits paid	(817)	(979)	(8,368)
Curtailment	(698)	—	—
Foreign exchange adjustment	562	1,272	10,872

Benefit obligation at end of year	22,142	26,800	229,060
Change in plan assets:
Fair value of plan assets at beginning of year	14,495	16,893	144,385
Actual return on plan assets	1,520	2,079	17,769
Employer contribution	1,278	630	5,385
Plan participants’ contributions	94	90	769
Benefits paid	(817)	(979)	(8,368)
Other expenses	(48)	(621)	(5,307)
Foreign exchange adjustment	371	1,589	13,581

Fair value of plan assets at end of year	16,893	19,681	168,214
Funded status	(5,249)	(7,119)	(60,846)
Unrecognized net loss	4,223	6,124	52,342
Prior service cost not yet recognized	22	15	128

Net amount recognized	¥(1,004)	¥(980)	$(8,376)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(4,789)	¥(5,615)	$(47,991)
Intangible assets	29	21	179
Accumulated other comprehensive income	3,756	4,614	39,436

Net amount recognized	¥(1,004)	¥(980)	$(8,376)

Accumulated benefit obligation at end of year	¥20,752	¥25,054	$214,137

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥14,478	¥26,800	$229,060
Accumulated benefit obligation	14,328	25,054	214,137
Fair value of plan assets at end of year	9,982	19,681	168,214

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net pension cost includes the following components:
Service cost	¥642	¥845	¥433	$3,701
Interest cost	1,163	1,186	1,252	10,701
Expected return on plan assets	(1,031)	(1,118)	(1,283)	(10,966)
Amortization of prior service cost	22	13	13	111
Recognized actuarial gain	212	166	163	1,393

Net periodic pension cost	¥1,008	¥1,092	¥578	$4,940

AVX and KII use a December 31 measurement date for their plans.

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2005	2006
Discount rate	4.50%-6.00%	4.25%-5.50%
Rate of increase in compensation levels	1.25%-4.50%	2.00%-4.50%

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

Years ended March 31,
	2004	2005	2006
Discount rate	5.75%-6.75%	5.25%-6.00%	4.50%-6.00%
Rate of increase in compensation levels	1.50%-4.50%	1.25%-4.50%	1.25%-4.50%
Expected long-term rate of return on plan assets	7.00%-8.50%	7.00%-8.50%	6.30%-8.50%

AVX and KII determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

AVX’s and KII’s plan assets categories at the measurement date are as follows:

	March 31,
	2005	2006
Equity securities	63.6%	65.9%
Debt securities	34.2%	33.2%
Cash and cash equivalents	1.6%	0.9%
Other	0.6%	—

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 65%-75% equity securities and 20%-35% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥445 million ($3,803 thousand) to the defined benefit pension plans in the year ending March 31, 2007.

AVX’s and KII’s estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥ 838	$ 7,162
2008	882	7,538
2009	933	7,974
2010	999	8,538
2011	1,014	8,667
2012 to 2016	6,418	54,855

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2004, 2005 and 2006 were ¥889 million, ¥853 million and ¥928 million ($7,932 thousand), respectively.

10. STOCK OPTIONS PLANS

Domestic:

Kyocera Corporation provides directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1) multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of the grant. The options vest and are exercisable.

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2005) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. Plan 2005 were granted on September 1, 2005 and fully vested on October 1, 2005 to 1,715 persons to acquire common stock ranging from 600 to 8,000 shares or to acquire 1,301,900 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2005 have been set at ¥8,619 per share, and from October 1, 2005 to September 30, 2008, respectively. Kyocera Corporation covers Plan 2005 by utilizing common stock held by Kyocera Corporation (treasury stock).

At March 31, 2006, Kyocera Corporation reserved 3,086,800 shares of its common stock for the plans.

The following table summarizes information on stock option plans for the years ended March 31, 2004, 2005 and 2006:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2003	1,342,600	¥8,831
Granted	1,068,900	7,900
Exercised	(3,600)	7,900
Expired and cancelled*	(1,366,900)	8,815

Balance at March 31, 2004	1,041,000	7,900
Granted	1,243,300	8,725
Exercised	(15,200)	7,900
Expired and cancelled	(81,300)	8,290

Balance at March 31, 2005	2,187,800	8,354
Granted	1,301,900	8,619	$73.67
Exercised	(292,600)	7,970	68.12
Expired and cancelled	(110,300)	8,467	72.37

Balance at March 31, 2006	3,086,800	8,498	72.63

Weighted average contractual life 2.5 years	3,086,800	¥8,498	$72.63

Exercisable options:
At March 31, 2004
Exercise price ¥7,900	1,041,000	¥7,900

At March 31, 2005
Exercise price ¥7,900 and ¥8,725	2,187,800	8,354

At March 31, 2006
Exercise price ¥7,900, ¥8,725 and ¥8,619	3,086,800	8,498	$72.63

*	1,291,300 options were expired.

The fair value of options at the date of grant during the years ended 2004, 2005 and 2006 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2004	2005	2006	2006
Fair value	¥3,176	¥1,946	¥959	$8.20
Interest rate	0.75%	0.39%	0.20%
Expected life	4.5 years	3.7 years	2.7 years
Volatility	51.48%	39.09%	28.00%
Expected dividends	0.76%	1.00%	1.30%

Foreign:

AVX has four fixed option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650,000 shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan AVX may grant options to officers and key employees for the purchase of up to an aggregate of 10,000,000 shares of common stock. Under the 2004 Non- Employee Directors’ stock option plan, AVX may grant options for the purchase of up to an aggregate of 1,000,000 shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan and the 2004 Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2004, 2005 and 2006:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2003	4,239,855	$15.48
Granted	546,400	11.87
Exercised	(121,838)	8.08
Expired and cancelled	(70,400)	22.03

Balance at March 31, 2004	4,594,017	15.15
Granted	620,000	14.03
Exercised	(31,559)	9.23
Expired and cancelled	(274,582)	16.41

Balance at March 31, 2005	4,907,876	15.01
Granted	525,000	11.43
Exercised	(501,330)	11.48
Expired and cancelled	(126,931)	23.90

Balance at March 31, 2006	4,804,615	14.72

Price range $29.30 (weighted average contractual life 4.2 years)	547,000	$29.30
Price range $17.00 to $25.50 (weighted average contractual life 5.4 years)	1,029,250	18.51
Price range $11.29 to $16.94 (weighted average contractual life 7.7 years)	2,032,615	12.44
Price range $7.50 to $11.25 (weighted average contractual life 2.1 years)	1,195,750	8.68

Exercisable options:
At March 31, 2004	3,064,771	$14.72
At March 31, 2005	3,515,221	15.36
At March 31, 2006	3,422,716	15.43

The fair value of options at the date of grant for the years ended March 31, 2004, 2005 and 2006 were calculated using the Black Scholes model with the following weighted average assumptions:

	Year ended March 31,
	2004	2005	2006
Fair value	$5.05	$6.07	$4.91
Interest rate	1.43%	3.53%	4.00%
Expected life	4 years	4 years	4 years
Volatility	59.8%	56.0%	55.7%
Expected dividends	1.27%	1.07%	1.31%

KWC provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the Board of directors at KWC is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock.

The following table summarizes information on the stock option plan for the years ended March 31, 2004, 2005 and 2006:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2003	3,329,103	$2.46
Granted	651,828	2.61
Exercised	—	—
Expired and cancelled	(638,570)	2.46

Balance at March 31, 2004	3,342,361	2.49
Granted	446,575	3.11
Exercised	(12,341)	2.25
Expired and cancelled	(683,311)	2.65

Balance at March 31, 2005	3,093,284	2.54
Granted	409,425	1.41
Exercised	—	—
Expired and cancelled	(1,324,193)	2.48

Balance, March 31, 2006	2,178,516	2.37

Price range $1.41 to $3.45 (weighted average contractual life 6.14 years)	2,178,516	$2.37

Exercisable options:
At March 31, 2004	2,118,490	$2.36
At March 31, 2005	2,070,369	2.39
At March 31, 2006	1,797,675	2.46

The fair value of options at the date of grant for the years ended March 31, 2004, 2005 and 2006 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2004	2005	2006
Fair value	$1.03	$1.48	$1.01
Interest rate	2.99%	3.65%	4.21%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

11. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥251 million and ¥78 million from accumulated other comprehensive income to interest expense in the consolidated statement of income for the years ended March 31, 2004 and 2005, as a result of the execution of the hedged transactions.

Also, Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net gains of ¥30 million and deferred net losses of ¥27 million ($231 thousand) from accumulated other comprehensive income to foreign currency transaction (losses) gains, net in the consolidated statement of income for the years ended March 31, 2005 and 2006, as a result of the execution of the hedged transactions.

Net unrealized losses on derivative financial instruments in accumulated other comprehensive income at March 31, 2005 and 2006, were ¥27 million and ¥75 million ($641 thousand), respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains, net in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2005	2006	2006
Foreign currency forward contracts to sell	¥99,159	¥118,911	$1,016,333
Foreign currency forward contracts to purchase	2,487	8,572	73,265
Interest rate swaps	19,496	13,000	111,111

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at March 31, 2005 and 2006 and the methods and assumptions used to estimate the fair value are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005		2006		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥310,592	¥310,592	¥300,809	¥300,809	$2,571,017	$2,571,017
Short-term investments (b)	34,938	34,919	87,942	87,791	751,641	750,350
Short-term finance receivables (c)	37,863	37,923	36,940	36,946	315,726	315,778
Securities and other investments (b)	430,437	430,092	553,377	553,144	4,729,718	4,727,727
Long-term finance receivables (c)	63,158	63,158	77,140	77,164	659,316	659,521

	¥876,988	¥876,684	¥1,056,208	¥1,055,854	$9,027,418	$9,024,393

Liabilities:
Short-term borrowings (a)	¥(66,556)	¥(66,556)	¥(90,865)	¥(90,865)	$(776,624)	$(776,624)
Current portion of long-term debt (c)	(44,051)	(44,106)	(16,347)	(16,367)	(139,718)	(139,889)
Long-term debt (c)	(33,557)	(33,844)	(33,360)	(33,470)	(285,128)	(286,068)

	¥(144,164)	¥(144,506)	¥(140,572)	¥(140,702)	$(1,201,470)	$(1,202,581)

Derivatives:
Foreign currency forward contracts to sell (d)	¥(1,504)	¥(1,504)	¥(1,271)	¥(1,271)	$(10,863)	$(10,863)
Foreign currency forward contracts to purchase (d)	(37)	(37)	(27)	(27)	(231)	(231)
Interest rate swaps (d)	(969)	(969)	(511)	(511)	(4,368)	(4,368)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2005 and 2006 were ¥2,584 million and ¥2,258 million ($19,299 thousand), respectively.

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

13. COMMITMENTS AND CONTINGENCIES

At March 31, 2006, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥13,236 million ($113,128 thousand) principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥9,899 million, ¥10,680 million and ¥10,719 million ($91,615 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2006 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2007	¥7,785	$66,538
2008	6,012	51,385
2009	2,943	25,154
2010	1,837	15,701
2011	1,354	11,573
2012 and thereafter	5,437	46,470

	¥25,368	$216,821

Kyocera has purchase agreements for a part of its anticipated amount of a certain material. Under the agreements, during the year ended March 31, 2006, Kyocera purchased ¥827 million ($7,068 thousand) and is obligated to purchase ¥42,088 million ($359,726 thousand) in total by the end of December 2015.

Kyocera guarantees the debt of employees, customers and an unconsolidated subsidiary. At March 31, 2006, each amount of these guarantees was ¥185 million ($1,581 thousand), ¥363 million ($3,103 thousand) and ¥550 million ($4,701 thousand). The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera also guarantees the leasing debts of customers of the Information Equipment Group. At March 31, 2006, the amount of such guarantee was ¥510 million ($4,359 thousand).

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

14. STOCKHOLDERS’ EQUITY

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2006 included in retained earnings was ¥18,724 million ($160,034 thousand).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2006, Kyocera Corporation reserved ¥29,143 million ($249,086 thousand) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2006 was ¥599,041 million ($5,120,009 thousand).

Kyocera Corporation’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥557,137 million ($4,761,855 thousand) at March 31, 2006. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (15,996 million) ($(136,718 thousand)) at March 31, 2006 was included in retaining earnings.

Changes in accumulated other comprehensive income are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance at March 31, 2003	¥(14,977)	¥(10,931)	¥(29,955)	¥(331)	¥(56,194)
Net change for the year	(20,693)	9,454	89,196	283	78,240

Balance at March 31, 2004	(35,670)	(1,477)	59,241	(48)	22,046
Net change for the year	6,704	(152)	(16,780)	21	(10,207)

Balance at March 31, 2005	¥(28,966)	¥(1,629)	¥42,461	¥(27)	¥11,839
Net change for the year	21,396	(428)	40,188	(48)	61,108

Balance at March 31, 2006	¥(7,570)	¥(2,057)	¥82,649	¥(75)	¥72,947

Balance at March 31, 2005	$(247,573)	$(13,923)	$362,915	$(231)	$101,188
Net change for the year	182,872	(3,658)	343,487	(410)	522,291

Balance at March 31, 2006	$(64,701)	$(17,581)	$706,402	$(641)	$623,479

15. INCOME TAXES

Income before income taxes and income taxes for the years ended March 31, 2004, 2005 and 2006 are made up of the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Income before income taxes:
Domestic	¥118,564	¥93,190	¥97,229	$831,017
Foreign	(3,524)	14,340	24,159	206,487

Total income before income taxes	¥115,040	¥107,530	¥121,388	$1,037,504

Income taxes:
Current income taxes:
Domestic	¥23,391	¥47,666	¥40,306	$344,496
Foreign	6,185	5,206	7,215	61,666

Total current income taxes	29,576	52,872	47,521	406,162

Deferred income taxes:
Domestic	22,927	(723)	(1,940)	(16,581)
Foreign	(2,193)	6,331	1,722	14,718

Total deferred income taxes	20,734	5,608	(218)	(1,863)

Total income taxes	¥50,310	¥58,480	¥47,303	$404,299

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended 2004, 2005 and 2006 of approximately 42.0%, 41.0% and 41.0%, respectively.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Years ended March 31,
	2004	2005	2006
Japanese statutory tax rate	42.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(2.5)	(4.0)	(2.7)
Change in valuation allowance	4.0	8.4	4.7
Tax credit for research and development expenses	(0.9)	(2.2)	(3.5)
Adjustments of transfer pricing (Note 20)	—	11.9	—
Tax rate change	0.4	—	—
Other	0.7	(0.7)	(0.5)

Effective income tax rate	43.7%	54.4%	39.0%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2006 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2006
Deferred tax assets:
Enterprise tax	¥2,579	¥2,152	$18,393
Inventories	19,587	18,750	160,256
Allowance for doubtful accounts	3,883	2,689	22,983
Accrued expenses	5,324	7,127	60,914
Employee benefits	17,266	19,422	166,000
Depreciation	27,697	27,209	232,556
Securities	822	2,252	19,248
Net operating losses and tax credit carry forwards	25,213	31,083	265,667
Liquidation of a foreign subsidiary	3,544	3,479	29,735
Other	6,189	5,895	50,385

Subtotal	112,104	120,058	1,026,137
Valuation allowance	(31,821)	(37,716)	(322,359)

Total deferred tax assets	¥80,283	¥82,342	$703,778

Deferred tax liabilities:
Depreciation	¥2,289	¥3,496	$29,880
Deduction of foreign branch losses	4,763	5,670	48,462
Securities	115,288	143,734	1,228,496
Other	3,278	1,242	10,615

Total deferred tax liabilities	¥125,618	¥154,142	$1,317,453

At March 31, 2006, Kyocera had net operating losses carried forward of approximately ¥93,900 million ($802,564 thousand), which would be available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥13,972 million ($119,419 thousand) recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥32,190 million ($275,128 thousand) recorded at US subsidiaries will expire in various periods through the year ending March 31, 2026. Certain subsidiaries in Brazil, China, France, Korea, Germany, Sweden, Austria, Israel, Taiwan and United Kingdom had net operating losses carried forward totaling approximately ¥44,749 million ($382,470 thousand) of which most had no expiration date.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates this unrecognized deferred tax liabilities are ¥16,542 million ($141,385 thousand) at March 31, 2006. The undistributed earnings of these subsidiaries are ¥155,802 million ($1,331,641 thousand) at March 31, 2006.

The net changes in the total valuation allowance for the years ended March 31, 2005 and 2006 increased by ¥3,572 million and ¥5,895 million ($50,385 thousand), respectively.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and development expenses for the years ended March 31, 2004, 2005 and 2006 amounted to ¥46,630 million, ¥54,398 million and ¥57,436 million ($490,906 thousand), respectively.

Advertising expenses for the years ended March 31, 2004, 2005 and 2006 amounted to ¥12,281 million, ¥13,915 million and ¥10,840 million ($92,650 thousand), respectively.

Shipping and handling costs for the years ended March 31, 2004, 2005 and 2006 amounted to ¥12,400 million, ¥12,919 million and ¥13,986 million ($119,538 thousand), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

17. SEGMENT REPORTING

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Semiconductor Process Equipment Components

LCD Process Equipment Components

General Industrial Ceramic Components

Automotive & ITS Related Components

(Semiconductor Parts Group)

Ceramic Packages for Surface Mount Devices (SMD)

Ceramic Multilayer Packages/Multilayer Substrates

Metallized Products

Organic Multilayer Packages/Substrates

(Applied Ceramic Products Group)

Solar Cells & Modules

Cutting Tools

Dental & Orthopedic Implants

Jewelry & Applied Ceramic Related Products

(Electronic Device Group)

Passive Components (Ceramic Chip Capacitors, Tantalum Capacitors)

Timing Devices (Temperature Compensated Crystal Oscillators (TCXO))

Connectors

Thin-Film Products (Thermal Printheads, Liquid Crystal Displays)

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

PHS Related Products

(Information Equipment Group)

ECOSYS Non-cartridge Printers

Copiers

Digital Network Multifunction Products

(Optical Equipment Group)

Optical Modules

Lenses

(Others)

Telecommunications Network Systems Business

Chemical Materials for Electronic Components

Leasing Business

Realty Develop Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes and minority interest. Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which is mainly recorded at the Telecommunications Equipment Group, for the years ended March 31, 2004, 2005 and 2006 comprised of 10.2%, 7.6% and 8.2% of consolidated net sales, respectively.

Information by the reporting segment at and for the years ended March 31, 2004, 2005 and 2006 is summarized on the following pages:

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net sales:
Fine Ceramic Parts Group	¥68,758	¥73,711	¥69,373	$592,932
Semiconductor Parts Group	108,784	127,960	135,299	1,156,402
Applied Ceramic Products Group	78,287	93,879	117,555	1,004,744
Electronic Device Group	256,906	262,997	259,592	2,218,735
Telecommunications Equipment Group	302,787	250,918	229,035	1,957,564
Information Equipment Group	214,192	241,145	249,381	2,131,461
Optical Equipment Group	29,297	35,776	14,947	127,752
Others	100,505	118,040	124,974	1,068,154
Adjustments and eliminations	(18,702)	(23,771)	(18,667)	(159,547)

	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197

Operating profit:
Fine Ceramic Parts Group	¥10,239	¥11,535	¥11,014	$94,137
Semiconductor Parts Group	10,603	17,550	17,742	151,641
Applied Ceramic Products Group	10,297	17,129	21,876	186,974
Electronic Device Group	5,047	35,406	27,170	232,222
Telecommunications Equipment Group	5,082	(14,918)	(1,706)	(14,581)
Information Equipment Group	31,986	36,186	26,412	225,744
Optical Equipment Group	(5,826)	(15,387)	(5,774)	(49,350)
Others	9,683	13,019	12,560	107,350

	77,111	100,520	109,294	934,137
Corporate	34,871	8,683	13,358	114,171
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	2,575	(1,678)	(1,216)	(10,393)
Adjustments and eliminations	483	5	(48)	(411)

Income before income taxes	¥115,040	¥107,530	¥121,388	$1,037,504

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,105	¥4,320	¥4,126	$35,265
Semiconductor Parts Group	8,721	8,922	10,623	90,795
Applied Ceramic Products Group	3,903	4,645	7,167	61,256
Electronic Device Group	23,323	21,723	21,202	181,214
Telecommunications Equipment Group	11,263	8,101	8,692	74,291
Information Equipment Group	9,371	8,953	12,641	108,043
Optical Equipment Group	2,180	2,909	1,635	13,974
Others	4,838	4,070	3,794	32,427
Corporate	2,556	2,266	3,306	28,256

	¥70,260	¥65,909	¥73,186	$625,521

Valuation allowance for receivables:
Fine Ceramic Parts Group	¥39	¥10	¥21	$180
Semiconductor Parts Group	6	82	26	222
Applied Ceramic Products Group	37	23	42	359
Electronic Device Group	182	(73)	4	34
Telecommunications Equipment Group	(6)	41	0	0
Information Equipment Group	879	51	84	718
Optical Equipment Group	63	96	47	402
Others	582	648	289	2,470
Corporate	75	(62)	(12)	(103)

	¥1,857	¥816	¥501	$4,282

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Write-down of inventories:
Fine Ceramic Parts Group	¥24	¥14	¥14	$120
Semiconductor Parts Group	100	45	382	3,265
Applied Ceramic Products Group	950	312	1,176	10,051
Electronic Device Group	9,373	598	385	3,291
Telecommunications Equipment Group	1,785	4,053	4,184	35,761
Information Equipment Group	619	1,583	2,079	17,769
Optical Equipment Group	1,122	3,793	194	1,658
Others	40	7	32	273
Corporate	—	—	—	—

	¥14,013	¥10,405	¥8,446	$72,188

Capital expenditures:
Fine Ceramic Parts Group	¥4,472	¥4,394	¥4,182	$35,744
Semiconductor Parts Group	3,856	7,111	24,136	206,291
Applied Ceramic Products Group	4,979	7,584	14,545	124,316
Electronic Device Group	18,612	19,453	21,562	184,291
Telecommunications Equipment Group	5,913	5,170	2,639	22,555
Information Equipment Group	9,972	11,751	12,389	105,889
Optical Equipment Group	2,418	2,248	199	1,701
Others	1,099	2,279	6,576	56,205
Corporate	3,616	3,186	4,043	34,555

	¥54,937	¥63,176	¥90,271	$771,547

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2004	2005	2006	2006
Assets:
Fine Ceramic Parts Group	¥44,988	¥43,414	¥43,822	$374,547
Semiconductor Parts Group	86,372	79,711	103,302	882,923
Applied Ceramic Products Group	62,713	85,595	112,422	960,872
Electronic Device Group	349,755	357,797	383,150	3,274,786
Telecommunications Equipment Group	117,462	98,877	87,343	746,521
Information Equipment Group	159,189	178,596	185,362	1,584,291
Optical Equipment Group	39,200	31,338	16,211	138,555
Others	260,818	216,178	241,142	2,061,043

	1,120,497	1,091,506	1,172,754	10,023,538
Corporate	696,298	684,970	817,857	6,990,231
Investments in and advances to affiliates and unconsolidated subsidiaries	24,054	30,623	7,355	62,863
Adjustments and eliminations	(46,091)	(61,580)	(66,444)	(567,897)

Total assets	¥1,794,758	¥1,745,519	¥1,931,522	$16,508,735

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2004, 2005 and 2006 are summarized as follows:

Geographic segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Net sales:
Japan	¥456,807	¥472,417	¥474,980	$4,059,658
United States of America	251,326	248,333	253,696	2,168,342
Asia	194,302	203,848	198,731	1,698,556
Europe	156,929	175,850	184,351	1,575,650
Others	81,450	80,207	69,731	595,991

	¥1,140,814	¥1,180,655	¥1,181,489	$10,098,197

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2004	2005	2006	2006
Long-lived assets:
Japan	¥204,437	¥212,291	¥251,555	$2,150,043
United States of America	35,543	35,712	36,248	309,812
Asia	33,324	31,070	37,308	318,872
Europe	21,894	23,269	22,344	190,974
Others	4,110	3,294	3,711	31,718

	¥299,308	¥305,636	¥351,166	$3,001,419

There are no individual countries of which proportion of sales and long-lived assets to Kyocera’s consolidated amounts are material in “Asia”, “Europe” and “Others”.

18. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	(Yen in millions and U.S. dollars in thousands except per share amount)
	Years ended March 31,
	2004	2005	2006	2006
Net income	¥68,086	¥45,908	¥69,696	$595,692

Basic earnings per share	364.79	244.86	371.68	3.18
Diluted earnings per share	364.78	244.81	371.43	3.17

Basic weighted average number of shares outstanding (shares in thousands):	186,643	187,489	187,514
Dilutive effect of stock options	6	39	126

Diluted weighted average number of shares outstanding	186,649	187,528	187,640

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2004	2005	2006	2006
Cash paid during the year:
Interest	¥3,043	¥2,331	¥1,933	$16,521
Income taxes	38,774	40,055	53,037	453,308
Acquisitions of business:
Fair value of assets acquired	¥56,506	¥8,478	¥65	$555
Fair value of liabilities assumed	(19,804)	(2,683)	(45)	(385)
Minority Interests	—	(2,440)	(8)	(68)
Investments accounted for by the equity method	(4,600)	—	—	—
Stock issuance for acquisition	(15,132)	—	—	—
Cash acquired	(14,699)	(561)	(15)	(128)

	¥2,271	¥2,794	¥(3)	$(26)

20. RECEIPT OF A NOTICE OF TAX ASSESSMENT BASED ON TRANSFER PRICING ADJUSTMENTS AND FILING COMPLAINT AGAINST IT

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

21. BUSINESS COMBINATIONS

Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation in the year ended March 31, 2004:

On May 21, 2003, in order to reinforce the business of crystal components, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through a share exchange.

The agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the share exchange was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation. Operating results of Kinseki, Limited and its subsidiaries (Kinseki) until the date of the share exchange had been included as equity in earnings of affiliates, and those from the date of the acquisition have been included in Kyocera’s consolidated results of operations.

The following table summarizes the purchase price allocation of Kinseki’s assets acquired and liabilities assumed for the 71.91% additional interest acquired:

(Yen in millions)
August 1, 2003
Assets:
Cash and cash equivalents	¥13,711
Trade receivables	8,494
Inventories	5,066
Property, plant and equipment	19,534
Investments and other	4,029

Total assets	50,834

Liabilities:
Trade payables	2,466
Retirement benefit obligation	2,963
Long-term borrowings	8,686
Other liabilities	4,803

Total liabilities	18,918

Net assets	31,916
Proportion of net assets acquired (71.91%)	22,950

Consideration paid	(15,159)

Excess of net assets acquired over consideration given	¥7,791

On August 1, 2003, the estimated fair value of the acquired net assets for Kinseki was ¥22,950 million, in excess of the purchase price of ¥15,159 million, which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date on which Kyocera Corporation and Kinseki, Limited reached an agreement on the acquisition. The excess of net assets acquired over consideration of ¥7,791 million was charged against property, plant and equipment.

Kyocera Corporation acquired Kinseki, Limited through a statutory share exchange under Japanese law. The exchange ratio was determined by third party appraisers. The market value of the shares exchanged was lower than the fair value of net assets acquired.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high- density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 million.

Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation” on August 12, 2003 and undertook the operation on September 1, 2003.

22. SETTLEMENT REGARDING LaPine CASE

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential- Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257,000 thousand, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331,500 thousand pursuant to this settlement and recorded ¥35,454 million as cash payment in its consolidated financial statements in the year ended March 31, 2004.

23. SUBSEQUENT EVENTS

Subsequent to March 31, 2006, Kyocera Corporation’s Board of Directors declared a cash dividend of ¥9,387 million ($80,231 thousand) payable on June 26, 2006 to stockholders of record on March 31, 2006. The dividend declared was approved by the stockholders at the meeting held on June 23, 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Osaka, Japan

June 26, 2006

Major Consolidated Subsidiaries and Affiliates

As of March 31, 2006

SUBSIDIARIES

Japan

KYOCERA SLC TECHNOLOGIES CORPORATION

Manufactures and markets organic multilayer packages and substrates

KYOCERA SLC COMPONENTS CORPORATION

Manufactures organic multilayer packages and substrates

KYOCERA SOLAR CORPORATION

Markets solar energy products

JAPAN MEDICAL MATERIALS CORPORATION

Develops, manufactures and markets medical materials and equipment

KYOCERA ELCO CORPORATION

Manufactures and markets electronic connectors

KYOCERA KINSEKI CORPORATION

Manufactures quartz crystal components

KYOCERA DISPLAY INSTITUTE CO., LTD.

Researches and develops organic light-emitting diode displays

KYOCERA MITA CORPORATION

Manufactures and markets information equipment

KYOCERA MITA JAPAN CORPORATION

Markets information equipment

KYOCERA OPTEC CO., LTD.

Manufactures and markets optical equipment

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

Provides IT-related services

KYOCERA CHEMICAL CORPORATION

Manufactures and markets electronic materials

KYOCERA LEASING CO., LTD.

Provides leasing services

KYOCERA REALTY DEVELOPMENT CO., LTD.

Provides real estate services

South Korea

KYOCERA PRECISION TOOLS KOREA CO., LTD.

Manufactures and markets cutting tools

KYOCERA ELCO KOREA CO., LTD.

Manufactures and markets electronic connectors

China

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

Manufactures and markets semiconductor parts and electronic devices

KYOCERA (TIANJIN) SALES & TRADING CORPORATION

Markets semiconductor parts, electronic devices and information equipment

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.

Manufactures solar energy products

KYOCERA ELCO HONG KONG LTD.

Markets electronic connectors

AVX ELECTRONICS (TIANJIN) CO., LTD.

Manufactures and markets electronic devices

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

Manufactures information equipment

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

Manufactures and markets optical equipment, cutting tools and thin-film devices

UNIVERSAL OPTICAL INDUSTRIES LTD.

Manufactures and markets optical equipment, cutting tools and thin-film devices

YASHICA HONG KONG CO., LTD.

Markets optical equipment

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.

Manufactures and markets telecommunications equipment

Singapore

KYOCERA ASIA PACIFIC PTE. LTD.

Markets ceramic-related products and electronic devices

AVX/KYOCERA (SINGAPORE) PTE. LTD.

Markets electronic devices

Malaysia

KYOCERA (MALAYSIA) SDN. BHD.

Markets fine ceramic and related products

India

KYOCERA WIRELESS (INDIA) PVT. LIMITED

Researches and develops telecommunications equipment

Australia

KYOCERA MITA AUSTRALIA PTY. LTD.

Markets information equipment

Israel

AVX ISRAEL LTD.

Manufactures and markets electronic devices

United States of America

KYOCERA INTERNATIONAL, INC.

North American holding company and headquarters

KYOCERA AMERICA, INC.

Manufactures and markets semiconductor parts

KYOCERA INDUSTRIAL CERAMICS CORPORATION

Manufactures and markets fine ceramic products, markets electronic devices

KYOCERA SOLAR, INC.

Manufactures and markets solar energy products

KYOCERA TYCOM CORPORATION

Manufactures and markets PCB and micro-industrial cutting tools

KYOCERA WIRELESS CORP.

Manufactures and markets telecommunications equipment

KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION

Researches and develops telecommunications equipment

AVX CORPORATION

Manufactures and markets electronic devices

KYOCERA ELECTRONIC DEVICES LLC.

Markets electronic devices

KYOCERA MITA AMERICA, INC.

Markets information equipment

Mexico

KYOCERA MEXICANA, S.A. de C.V.

Manufactures fine ceramic products and solar energy products

Brazil

KYOCERA YASHICA DO BRASIL INDÚSTRIA E COMÉRCIO LTDA.

Manufactures, markets optical equipment and markets cutting tools

Germany

KYOCERA FINECERAMICS GmbH

Markets semiconductor parts, thin-film devices and solar energy products

KYOCERA MITA DEUTSCHLAND GmbH

Markets information equipment

United Kingdom

KYOCERA FINECERAMICS LTD.

Markets semiconductor parts and thin-film devices

AVX LTD.

Manufactures and markets electronic devices

KYOCERA MITA (U.K.) LTD.

Markets information equipment

France

KYOCERA FINECERAMICS S.A.S.

Markets semiconductor parts and thin-film devices

KYOCERA MITA FRANCE S.A.

Markets information equipment

Italy

KYOCERA MITA ITALIA S.P.A.

Markets information equipment

The Netherlands

KYOCERA MITA EUROPE B.V.

Markets information equipment

Czech Republic

KYOCERA SOLAR EUROPE S.R.O.

Manufactures solar energy products

AVX CZECH REPUBLIC S.R.O.

Manufactures electronic devices

AFFILIATE

Japan

WILLCOM, INC. (30% ownership)

Provides PHS services

Board of Directors, Corporate Auditors and Executive Officers

As of June 30, 2006

BOARD OF DIRECTORS

Advisors and Directors

Kensuke Itoh

Yasuo Nishiguchi

Chairman of the Board and Representative Director

Noboru Nakamura

Vice Chairmen and Representative Directors

Masahiro Umemura

Yuzo Yamamura

Naoyuki Morita

President and Representative Director

Makoto Kawamura

Directors

Koji Seki

Michihisa Yamamoto

Isao Kishimoto

Hisao Hisaki

Rodney N. Lanthorne

John S. Gilbertson

CORPORATE AUDITORS

Full-time Corporate Auditors

Yoshihiko Nishikawa

Yasuo Akashi

Corporate Auditors

Osamu Nishieda

Shinji Kurihara

Shigekazu Tamura

EXECUTIVE OFFICERS

President and Executive Officer

Makoto Kawamura

Senior Managing Executive Officer

Isao Yukawa

Managing Executive Officers

Tatsumi Maeda

Hisashi Sakumi

Tsutomu Yamori

Takashi Itoh

Tetsuo Kuba

Osamu Nomoto

Eiichi Toriyama

Akiyoshi Okamoto

Senior Executive Officers

Keijiro Minami

Goro Yamaguchi

Yasushi Matsumura

Executive Officers

Yoshihito Ota

Yasuyuki Yamamoto

Junichi Jinno

Gen Takayasu

Nobuhiro Ochiai

Junzo Katsuki

YukihiroTakarabe

Masakazu Mitsuda

Toshimi Gejima

Michiaki Furuhashi

Mitsuru Imanaka

Shoichi Aoki

Hiroshi Togi

Yoshihiro Kano

Yoichi Yamashita

Robert E. Whisler

John S. Rigby

Investor Information

CORPORATE HEADQUARTERS

KYOCERA Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: +81-75-604-3500

Facsimile: +81-75-604-3501

http://www.kyocera.com

REGIONAL HEADQUARTERS

KYOCERA International, Inc.

8611 Balboa Avenue,

San Diego, CA 92123-1580, U.S.A.

Phone: +1-858-576-2600

Facsimile: +1-858-492-1456

http://americas.kyocera.com

TRANSFER AGENT FOR COMMON STOCK

Daiko Shoken Business Co., Ltd.

4-6, Kitahama 2-chome,

Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY

Citibank, N.A.

388 Greenwich St,

New York, NY 10013, U.S.A.

ANNUAL MEETING

The annual meeting of shareholders of KYOCERA Corporation is normally held in June each year.

STOCK EXCHANGE LISTINGS

Tokyo and Osaka stock exchanges New York Stock Exchange

(Symbol: KYO)

TOTAL NUMBER OF SHAREHOLDERS

73,703 (As of March 31, 2006)

INVESTOR RELATIONS

KYOCERA Corporation

Investor Relations Department

Finance Division

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: +81-75-604-3556

Facsimile: +81-75-604-3557

http://global.kyocera.com/ir

The “Investor Relations” section of our Web site includes regularly updated information, including annual reports and financial overviews.